FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant's name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:  ☒       Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

1	Press Release dated November 5, 2008

2	Turkcell Iletisim Hizmetleri A.S. Consolidated Interim Financial Statements As at As at 30 September 2008

EXHIBIT 99.1

TURKCELL ILETISIM HIZMETLERI A.S.

REPORTS RESULTS

FOR THE THIRD QUARTER OF 2008

Solid Results: Strong Execution, Robust Usage, Cash Generation Ability

Istanbul, Turkey, November 5, 2008 – Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced results for the third quarter ended September 30, 2008. All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in US$ unless otherwise stated.

Please note that all financial data is consolidated and comprises Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Third Quarter 2008 Results

Turkcell Iletisim Hizmetleri A.S. Reports Results for the Third Quarter 2008

Highlights for the Third Quarter 2008

▪	Revenue increased by 19.3% to US$2,055.9 million compared to Q3 2007 (US$1,722.8 million).
▪	EBITDA* increased by 8.6% to US$837.8 million compared to Q3 2007 (US$771.5 million).
▪	Net income increased by 50.5% to US$603.8 million compared to Q3 2007 (US$401.2 million)
▪	Recorded highest net additions with 972,500 subscribers in 2008. Subscriber base grew by 4.3% to 36.3 million (34.8 million) as of September 30, 2008.
▪	Recorded a high level of blended minutes of usage (“MoU”) per subscriber at 109.2 minutes (83.0 minutes) with a 31.6% year on year increase.
▪	Average revenue per user (“ARPU”) increased 13.1% to US$17.3 compared to Q3 2007 (US$15.3).
▪	Astelit increased its revenues by 68.2% to US$127.8 million compared to Q3 2007 (US$76.0 million) and further improved its EBITDA margin.

*EBITDA is a non-GAAP financial measure. See pages 12-13 for the reconciliation of EBITDA to net cash from operating activities.

( In this press release, a year on year comparison of our key indicators is provided and figures in brackets following the operational and financial results for the third quarter 2008 refer to the same item in the third quarter of 2007. For further details, please refer to our consolidated financial statements and notes as at and for the quarter ended September 30, 2008 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

Comments from the CEO, Sureyya Ciliv

“We are happy about our strong financial and operational results in a very challenging global environment. In the third quarter of 2008, we increased our consolidated revenue by 19.3% to US$2.1 billion, recorded US$838 million EBITDA, and increased net income by 50.5% to US$604 million.

In Turkey, we are pleased with the momentum we have gained prior to important milestones in our market. During the quarter, our subscriber base grew to 36.3 million with net additions of 972,500 while minutes of usage increased by 31.6% compared to last year, due to our strong value propositions. We are well positioned for the new era with Mobile Number Portability starting on November 9, and 3G license tender expected on November 29, 2008.

On the international front, we are pleased with Astelit’s performance in Ukraine as well as Fintur’s contribution to our bottom line. In Belarus, we have started network roll out and rebranding activities.

On the potential macroeconomic volatilities, thanks to our strong cash position and balance sheet we feel we are well prepared to manage such challenges. We will remain very cautious monitoring developments and possible impacts.

In summary, we are happy about our solid performance in a challenging operating environment and I thank again all Turkcell Group employees and our business partners for their contributions.”

Third Quarter 2008 Results

Overview of the Third Quarter

Competition was active during the quarter with previous offers strengthened and minute packages and new tariffs launched. The advantageous offers contributed to market growth where we believe Turkcell remains the preferred brand in a comparatively slow growing market. We believe the restructuring of our sales channel also highly contributed to our results.

We continued to use effective pricing as a tool to balance the loyalty of our subscribers and our revenue generation capability. We have offered what we believe to be the most advantageous pricing for the largest community. Since early July, we effectively communicated our new offers as part of a new communication theme focused on reinforcing our advantages. We have seen positive outcomes from our actions including an improved price perception of Turkcell in the market.

During the third quarter, while reinforcing postpaid packages, we provided what we believe to be the best on-net offer for prepaid subscribers with refill requirements. Our unique homezone offer continued increasing usage while Kampuscell remains a well perceived campaign for the youth segment. Our newly designed SMS offers also contributed to our VAS revenues. We increased community advantages for the corporate segment and customized projects and office solutions to increase variety and penetration of value added services, while usage of mobile internet continued its upward trend. Co-branding offers continued for Istcell and gnctrkcll members, further underlining the “Turkcell’s customers win everywhere” proposition.

All in all, these activities resulted in the highest number of net acquisitions in 2008, and an increase in MoU as well as ARPU. Our VAS revenues constituted 14% of the group’s consolidated revenue in the third quarter of 2008, up from 11% in the third quarter of 2007.

We also led the market with the launch of the first Blackberry model supporting 3G, namely Blackberry Bold, placing Turkey as only the third country doing the launch. Additionally, we have launched the iPhone 3Gstarting to increase smart phones penetration which matches well with our focus of growing our VAS revenues.

All in all, during the third quarter, we further strengthened our advantageous offers and actions, successfully managed perception of our subscribers, and continued our preparation before important milestones such as the implementation of Mobile Number Portability and 3G in Turkey.

Financial and Operational Review of Third Quarter 2008

The following discussion focuses principally on the developments and trends in our business in the third quarter of 2008. Selected financial information for the third quarter of 2007, second quarter of 2008 and third quarter of 2008 is also included at the end of this press release.

Selected financial information in TRY prepared in line with the Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Third Quarter 2008 Results

Macro environment Information

	Q3 2007	Q2 2008	Q3 2008	Q3 2008-Q3 2007 % Chg	Q3 2008-Q2 2008 % Chg

TRY / US$ rate
Closing Rate	1.2048	1.2237	1.2316	2.2%	0.6%
Average Rate	1.2932	1.2448	1.1959	(7.5%)	(3.9%)
INFLATION
Consumer Price Index	0.3%	2.8%	0.8%	-	-

We are in a period of global financial turmoil during which we have witnessed a significant deterioration of the capital markets and a contraction in liquidity in the global markets, especially in October. Even though it is hard to quantify, so far, the impact of these macroeconomic developments on our operational indicators has been limited. However, the developments in the macroeconomic environment, geopolitical environment, the competitive environment and the dynamics of consumer confidence in Turkey may affect our results of operations, business and financial performance, including our achievement of revenue and EBITDA targets described below. Consequently, we will cautiously continue to monitor the developments in these areas and take into consideration the potential impact of the global volatility on the Turkish economy.

Financial Review

Profit & Loss Statement (million US$)	Q3 2007	Q2 2008	Q3 2008	Q3 2008- Q3 2007 % Chg	Q3 2008- Q2 2008 % Chg

Total revenue	1,722.8	1,755.0	2,055.9	19.3%	17.1%
Direct cost of revenue	(799.9)	(847.0)	(935.5)	17.0%	10.4%
Depreciation and amortization	(202.2)	(172.5)	(172.0)	(14.9%)	(0.3%)
Administrative expenses	(56.9)	(73.4)	(87.9)	54.5%	19.8%
Selling and marketing expenses	(296.9)	(366.1)	(366.8)	23.5%	0.2%

EBITDA	771.5	641.0	837.8	8.6%	30.7%
EBITDA Margin	44.8%	36.5%	40.8%	(4.0) p.p.	4.3 p.p.

Net finance income / (expense)	(147.2)	70.5	67.0	(145.5%)	(5.0%)
Finance expense	(230.7)	(15.3)	(16.7)	(92.8%)	9.2%
Finance income	83.5	85.8	83.7	0.2%	(2.4%)
Share of profit of equity accounted investees	17.2	29.3	25.1	45.9%	(14.3%)
Income tax expense	(50.2)	(118.9)	(160.3)	219.3%	34.8%
Net income	401.2	426.4	603.8	50.5%	41.6%

Revenue: Our consolidated revenue grew by 19.3% to US$2,055.9 million in the third quarter of 2008 despite declining interconnection revenues compared to the same period of last year. The growth can be mainly attributed to 4.3% subscriber growth, 7.5% appreciation of TRY against US$ and the partial impact of a 31.6% increase in usage combined with upward price adjustments. (Please note that the price adjustments realized compared to a year ago were 7.76% on December 18, 2007; 3.66% on June 25, 2008, and 1.35% on August 23, 2008.)

Third Quarter 2008 Results

We increased our revenue in the third quarter of 2008 by 17.1% compared to the prior quarter. This was mainly the result of 2.5% increase in our subscriber base, the partial impact of a 17.9% increase in usage, 3.9% appreciation of TRY against US$ and upward price adjustments.

There are challenges in our operating environment and even though it may be hard to achieve, we will do our best to reach our target to record double digit revenue growth in TRY terms in 2008.

Direct cost of revenue: Although direct cost of revenue including depreciation and amortization increased year on year by 17.0% to US$935.5 million, the proportion of direct cost of revenue to total revenue slightly decreased to 45.5% in the third quarter of 2008 from 46.4% a year ago. This was mainly due to lower depreciation and amortization expenses as a percentage of revenues. The proportion of direct cost of revenue excluding depreciation and amortization increased mainly due to higher network related expenses.

In the third quarter of 2008, direct cost of revenue including depreciation and amortization increased by 10.4% compared to the previous quarter. However, direct cost of revenues including depreciation and amortization as a percent of revenue decreased to 45.5% in the third quarter of 2008 from 48.3% a quarter ago. This was mainly due to the higher increase in revenue, in nominal terms, compared to the cost base as well as lower depreciation and amortization expenses as a percentage of revenues.

Selling and marketing expenses: The share of selling and marketing expenses as a percentage of total revenue in the third quarter of 2008 increased to 17.8% from 17.2% compared to same period in 2007. Selling and marketing expenses increased in nominal terms by 23.5% year on year, reaching US$366.8 million in the third quarter of 2008 mainly due to higher acquisitions, 7.5% appreciation of TRY agaist US$ as well as higher prepaid frequency usage fee.

Even though selling and marketing expenses remained flat nominally on a quarter on quarter basis, the share of selling and marketing expenses as a percentage of total revenue in the third quarter of 2008 declined to 17.8% from 20.9% due to a higher increase in revenues.

Administrative expenses: During the third quarter of 2008, administrative expenses as a proportion of revenue slightly increased from 3.3% to 4.3% and amounted to US$87.9 million on annual basis. This was due to higher consultancy expenses as well as increasing bad debt in line with the increase in post-paid revenue.

Quarterly, administrative expenses as a proportion of revenue almost remained flat.

Share of profit of equity accounted investees: In the third quarter of 2008, our equity in net income of unconsolidated investees increased to US$25.1 million from US$17.2 million in the third quarter of 2007. This was mainly due to Fintur’s solid operational performance.

The results of our 50% owned subsidiary A-Tel impacted two items in our financial statements. A-Tel’s revenue generated from Turkcell, amounting to US$15.2 million, is netted from the selling and marketing expenses in our consolidated financial statements. The difference between the total net impact of A-Tel and the amount netted from selling and marketing expenses amounted to US$13.8 million and is recorded in the ‘share of profit of equity accounted investees’ line of our financial statements.

Net finance income/ expense: We recorded a net finance income of US$67.0 million in the third quarter of 2008 compared to a financial loss of US$147.2 million in the third quarter of 2007. This was mainly attributable to the translation loss of only US$34.6 million recorded in the third quarter of 2008, compared to a translation loss of US$205.1 million in the third quarter of 2007. The translation loss recorded in the third quarter of 2007 was mainly due to translation losses on a foreign currency long position and

Third Quarter 2008 Results

transaction losses accrued from structured forward contracts. Our interest income for the third quarter of 2008, as compared to the third quarter of 2007, also rose due to an increase in our cash balance.

Compared to the previous quarter, net finance income in the third quarter of 2008 decreased by 5.0% to US$67.0 million. This was mainly due to US$34.6 million translation loss in the third quarter of 2008 compared to US$19.4 million during the previous quarter. However, part of the decrease in net finance income due to translation loss was compensated for with the increase in interest income due to an increased cash balance.

Income tax expense: The total taxation charge in the third quarter of 2008 increased to US$160.3 million from US$50.2 million in the third quarter of 2007.

Out of the total tax charge during the third quarter of 2008, US$172.5 million was related to current tax charges and a deferred tax income of US$12.2 million was realized during the quarter. The increase in the deferred tax income was mainly due to the differences between our Turkish statutory financial statements and our financial statements prepared in accordance with the IFRS.

Income tax expense (million US$)	Q3 2007	Q2 2008	Q3 2008	Q3 2008- Q3 2007 % Chg	Q3 2008- Q2 2008 % Chg

Current Tax expense	(104.2)	(112.6)	(172.5)	65.5%	53.2%
Deferred Tax income /(expense)	54.0	(6.3)	12.2	(77.4%)	(293.7%)
Income Tax expense	(50.2)	(118.9)	(160.3)	219.3%	34.8%

EBITDA: In the third quarter of 2008, EBITDA in nominal terms increased 8.6% year on year and reached US$837.8 million. However, the EBITDA margin decreased to 40.8% from 44.8% in the third quarter of 2007 mainly due to operating expenses stemming from network related expenses in the third quarter of 2008. Higher general and administrative expenses due to consultancy costs and bad debt in the third quarter of 2008 were another reason for year on year decline in EBITDA.

Quarterly, EBITDA increased by 30.7% in the third quarter 2008. EBITDA margin improved to 40.8% from 36.5% in 2Q08 mainly due to higher growth in revenues compared to the controlled cost base.

We expect our sales and marketing costs to increase in the fourth quarter, due to more active competition ahead of Mobile Number Portability implementation in Turkey. Despite these challenges in our operating environment, we will do our best to reach our target to record about 38% EBITDA margin in 2008.

Net income: Net income in the third quarter of 2008 increased 50.5% year on year to US$603.8 million. The increase was mainly attributable to US$205.1 million translation loss that we recorded in third quarter of 2007 as opposed to a translation loss of just US$34.6 million this quarter. Net income margin increased to 29.4% from 23.3% in the third quarter of 2007.

On a quarterly basis, net income in the third quarter of 2008 increased by 41.6% to US$603.8 million. This mainly resulted from the increase in operational profit during the quarter.

Total Debt: Our consolidated debt amounted to US$738.3 million as of September 30, 2008. While Turkcell Turkey has no financial debt of its own, US$543.4 million of this was related to our Ukrainian operations. All

Third Quarter 2008 Results

of our consolidated debt is at a floating rate and US$587.3 million will mature in less than a year. We believe that we have a strong balance sheet with a debt/annual EBITDA of 27% as of September 30, 2008; however, we may consider a roll-over of Astelit’s $390 million debt in 2009.

Consolidated Cash Flow (million US$)	Q3 2007	Q2 2008	Q3 2008

EBITDA	771.5	641.0	837.8
LESS:
Capex and License	(188.1)	(229.4)	(175.7)
Turkcell	(130.3)	(99.2)	(80.8)
Ukraine	(26.1)	(57.8)	(47.7)
Investment & Marketable Securities	10.4	(7.1)	(300.0)
Net Interest Income	57.9	89.9	101.6
Other	151.9	(198.4)	(256.3)
Net Change in Debt	38.4	(6.9)	73.2
Turkcell	-	-	-
Ukraine	21.3*	-	-
Dividend paid by Turkcell	-	(502.3)	-
Cash Generated	842.0	(213.2)	280.6
Cash Balance	2,514.5	2,876.2	3,156.8

(*) This financing has been drawn down by Financell B.V., a wholly owned subsidiary of Turkcell, in July and has been provided to Astelit.

Cash Flow Analysis: Capital expenditures in the third quarter of 2008 amounted to US$175.7 million of which US$47.7 million was related to our Ukrainian operations.

US$300 million in the investment and marketable securities item belongs to the cash paid for the acquisition of BeST.

US$143.1 million withholding tax payment from the previous quarter is included in the other item in the cash flow.

As a result, at the end of the third quarter, our cash balance was US$3,156.8 million

In 2008, we originally planned a total of US$1,050 million capital expenditures for Turkey and Ukraine, including US$300 million for the Ukrainian subsidiary. We now expect a capital expenditure of around US$850 million, approximately US$600 million to be spent in Turkey and up to US$250 million in Ukraine.

Third Quarter 2008 Results

Operational Review

Summary of Operational Data	Q3 2007	Q2 2008	Q3 2008	Q3 2008- Q3 2007 % Chg	Q3 2008- Q2 2008 % Chg

Number of total subscribers (million)	34.8	35.4	36.3	4.3%	2.5%
Number of postpaid subscribers (million)	6.3	6.9	7.2	14.3%	4.3%
Number of prepaid subscribers (million)	28.5	28.5	29.1	2.1%	2.1%

ARPU (Average Monthly Revenue per User), blended (US$)	15.3	14.9	17.3	13.1%	16.1%
ARPU, postpaid (US$)	39.5	37.6	41.9	6.1%	11.4%
ARPU, prepaid (US$)	10.0	9.5	11.2	12.0%	17.9%

ARPU, blended (TRY)	19.8	18.5	20.6	4.0%	11.4%
ARPU, postpaid (TRY)	51.1	46.7	50.1	(2.0)%	7.3%
ARPU, prepaid (TRY)	13.0	11.8	13.4	3.1%	13.6%

Churn (%)	5.7%	6.9%	6.2%	0.5 p.p.	(0.7) p.p.

MOU (Average Monthly Minutes of usage per subscriber), blended	83.0	92.6	109.2	31.6%	17.9%

Subscribers: In the third quarter of 2008 we recorded the highest net additions of 2008 along with our new communication theme and increased efficiency of the restructured sales channel. We added 972,500 net new subscribers during the quarter and our subscriber base grew by 4.3% on an annual basis, reaching 36.3 million as of September 30, 2008. Our subscriber base consists of 7.2 million postpaid and 29.1 million prepaid customers.

The growth in the subscriber base was due to the continuing positive impact of attractive postpaid acquisition campaigns resulting in a 14.3% increase in the postpaid subscriber base, which now accounts for 20% of our total subscriber base. Successful tariff launches, our new communication theme, increased efficiency of a restructured sales channel, dealer incentives and the continuous positive effect of ongoing campaigns led to a 2.1% growth in our pre-paid subscriber base on an annual basis.

In the third quarter of 2008 our subscriber base grew by 2.5% compared to the previous quarter. This is mainly attributable to our successful tariff launches and our new communication theme.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers. In the third quarter of 2008, our churn rate was recorded at 6.2%. The active competitive environment led to a 0.5 percentage point increase in the churn rate year on year.

However, on a quarterly basis, the churn rate continued its decreasing trend with a further 0.7 percent point decrease compared to the second quarter of 2008. This was mainly due to our efforts to keep churn under

Third Quarter 2008 Results

control along with the positive impact of the new offers, tariffs, and ongoing campaigns. The majority of the churners were involuntary and low ARPU generating prepaid subscribers.

MoU: In the third quarter of 2008, blended minutes of usage per subscriber (“MoU”) increased 31.6% annually and 17.9% quarterly to 109.2 minutes despite the impact of the full month of Ramadan. This can be attributed mostly to the positive impact of the new on-net tariff (Super Tariff), postpaid packages (Alo Packages) to incentivize usage, as well as youth tariff (Bizbize Kampus), Home Zone and effective communication for managing price perception of our subscribers.

ARPU: Our average revenue per user (“ARPU”) grew by 13.1% year on year to US$17.3 in the third quarter of 2008 despite lower interconnect rates effective as of April 1, 2008. This mainly stemmed from the increase in usage along with our new campaigns and tariffs launched to manage price perception. Also, 7.5% appreciation of TRY against US$ and upward price adjustments contributed to the increase in ARPU.

On a quarterly basis blended ARPU grew 16.1% in US$ terms driven by a 3.9% appreciation of TRY against USD, upward price adjustments and the positive revenue effect of newly launched campaigns and tariffs.

Compared to last year, blended ARPU increased by 4.0% to TRY 20.6. This was mainly due to the positive effect of new campaigns and price increases, while the quarterly increase of 11.4% in TRY ARPU terms is attributable to the increase in usage along with ongoing campaigns and price adjustments. Post paid ARPU in TRY terms decreased by 2.0% year on year with the increase in subscriptions to incentivized tariff plans however increased 7.3% on a quarterly basis due to higher usage. Prepaid ARPU increased by 3.1% compared to a year ago and quarterly prepaid ARPU increased 13.6% mainly due to an increase in usage through new incentives.

Regulatory Developments

3G

Based on the official announcement of the Telecommunications Authority (“TA”) in the Official Gazette dated October 9, 2008, the 3G license tender process for the granting of four separate licenses by the TA is expected to take place on November 28, 2008. The minimum prices for the four licenses range between €178 million and €285 million.

Licence Type	A	B	C	D

Bandwidth to be allocated (MHz)	40	35	30	25
Minimum value (million €)	285	250	214	178

In September 2007, Turkcell had been granted an A Type license at a consideration of €321 million (excluding VAT) in the 3G tender launched by TA. However, the tender has been cancelled due to the fact that competitors did not participate.

Third Quarter 2008 Results

International and Domestic Operations

Fintur

We hold a 41.45% stake in Fintur and through Fintur we hold interests in GSM operations in Kazakhstan, Azerbaijan, Moldova and Georgia.

FINTUR as of September 30, 2008	Q3 2007 Subscriber (mio)	Q2 2008 Subscriber (mio)	Q3 2008 Subscriber (mio)	Q3 2008 – Q3 2007 %Chg	Q3 2007 Revenue (US$ mio)	Q2 2008 Revenue (US$ mio)	Q3 2008 Revenue (US$ mio)	Q3 2008 – Q3 2007 %Chg

Kazakhstan	5.4	6.9	7.0	29.6%	226	242	276	22.1%
Azerbaijan	2.8	3.3	3.4	21.4%	124	134	148	19.4%
Moldova	0.5	0.6	0.5	0%	14	16	17	21.4%
Georgia	1.2	1.4	1.5	25.0%	47	54	59	25.5%
TOTAL*	9.9	12.2	12.4	25.3%	411	446	500	22.0%

* combined

Fintur’s total number of subscribers in the third quarter of 2008 increased by 25.3% to 12.4 million compared to 3Q 2007. Consolidated revenues of Fintur totaled US$500 million as of September 30, 2008.

We account for our investment in Fintur using the equity method. Fintur’s contribution to income increased to US$39.0 million along with a 21.9% year on year increase in the third quarter of 2008.

Astelit

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

During the third quarter of 2008;

•	Astelit continued to lead net additions market with well designed and attractive tariff and value added services, and especially attractive on-net advantages.
•	Astelit’s market share grew from 14.3% to 19.6% compared to the same period of last year.
•	Astelit’s subscriber base grew by 40.8% to 10.7 million compared to a year ago.
•	Attractive life:) offers ensuring monthly payments resulted in a 20.7% increase in 3-month active subscribers’ ARPU to US$7.0 from US$5.8 a year ago.
•	Astelit’s revenue surged by 68.2% to US$127.8 million while EBITDA increased almost four times to US$11.3 million.

Third Quarter 2008 Results

Summary Data for Astelit	Q3 2007	Q2 2008	Q3 2008	Q3 2008 – Q3 2007 %Chg	Q3 2008 – Q2 2008 %Chg

Number of subscribers (million)
Total	7.6	10.0	10.7	40.8%	7.0%
Active (3 months)(1)	4.7	5.9	6.3	34.0%	6.8%

Average Revenue per User (ARPU) in US$
Total	3.6	3.8	4.1	13.9%	7.9%
Active (3 months)	5.8	6.3	7.0	20.7%	11.1%

Revenue	76.0	110.1	127.8	68.2%	16.1%
EBITDA(2)	2.9	3.6	11.3	289.7%	213.9%
Net Loss	(42.0)	(18.7)	(24.2)	(42.4%)	29.4%

Capex	26.1	57.8	47.7	82.8%	(17.5%)

The Ukrainian market is in a fragile phase due to the volatility in the global markets as well as the impact of the ongoing political uncertainties in the country. In this environment, we are doing our best to grow our business and sustain operational profitability with strong execution by management in line with ongoing strategies of the company.

Our consolidated subsidiary Astelit has now revised its capex guidance for 2008 to US$250 million from US$300 million. This is mainly due to the postponement of 3G related capex. Astelit’s capex include planned investments for further coverage and capacity.

Inteltek

Inteltek is our 55% owned subsidiary that operates in the sports betting business. On August 28, 2008 Spor-Toto conducted a tender which allowed private companies to organize fixed-odds and paramutuel betting in sports games. Inteltek, gave the best offer with 1.4% for the tender. On August 29, 2008 Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business (“Iddaa”) for the next 10 years. No material impact from Inteltek is expected for Turkcell’s consolidated financials in 2008. For 2009 and beyond, the new commission rate to be applicable starting from March 2009 is low compared to the previous year and this will have an impact on Inteltek’s contribution to Turkcell revenues. However, we view Inteltek as a new business and we will be working to create an efficient business model in this new environment for the next ten years.

_________________________

(1)	Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
(2)	EBITDA is a non-GAAP financial measure. See page 13 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Eurasia holds 100% stake in Astelit.

Third Quarter 2008 Results

Acquisition of BeST in Belarus

As part of our efforts to evaluate investment opportunities in the region and as previously announced on July 30, 2008, we signed a Share Purchase Agreement (“SPA”) to acquire an 80% stake in Belarusian Telecommunications Network (“BeST”). The completion of the transaction was subject to the fulfillment of the conditions set forth in the SPA.

As the necessary conditions to acquire 80% of BeST have been fulfilled as of August 26, 2008, the transfer of shares was realized and the payment of US$300 million, which was undertaken as the first tranche of the deal, was made. As a result, the acquisition process has been completed and, accordingly, we began consolidating BeST into Turkcell’s financials starting from 26 August 2008. However, the impact of the consolidation is negligible at this time.

We believe that the acquisition of BeST represents an opportunity for Turkcell to gain access to a market with a growth potential. We also believe that we can use our complimentary skills gained in Ukraine and CIS very effectively in Belarus to differentiate BeST as soon as possible.

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our operating results and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous press releases and announcements had included Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

Third Quarter 2008 Results

TURKCELL US$ million	Q3 2007	Q2 2008	Q3 2008	Q3 2008-Q3 2007 % Chg	Q3 2008-Q2 2008 % Chg

EBITDA	771.5	641.0	837.8	8.6%	30.7%
Income Tax Expense	(50.2)	(118.9)	(160.3)	219.3%	34.8%
Other operating income/(expense)	2.4	(1.6)	3.7	54.2%	(331.3%)
Financial income	2.4	10.0	2.0	(16.7%)	(80.0%)
Financial expense	(3.2)	(12.7)	(8.4)	162.5%	(33.9%)
Net (decrease)/ıncrease in assets and liabilities	219.8	(252.9)	(20.8)	(109.5%)	(91.8%)
Net cash from operating activities	942.7	264.9	654.0	(30.6%)	146.9%

EUROASIA (Astelit) US$ million	Q3 2007	Q2 2008	Q3 2008	Q3 2008-Q3 2007 % Chg	Q3 2008 -Q2 2008 % Chg

EBITDA	2.9	3.6	11.3	289.7%	213.9%
Other operating income/(expense)	0.2	(0.1)	0.6	200.0%	(700.0%)
Financial income	0.7	1.8	2.0	185.7%	11.1%
Financial expense	(21.0)	(12.5)	(8.5)	(59.5%)	(32.0%)
Net increase/(decrease) in assets and liabilities	31.3	37.4	36.4	16.3%	(2.7%)
Net cash from operating activities	14.1	30.2	41.8	196.5%	38.4%

Third Quarter 2008 Results

Turkcell Group Subscribers

We have approximately 50.5 million proportionate GSM subscribers as of September 30, 2008. This is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and multiplying the number of unconsolidated investees by our percentage ownership interest in each subsidiary. This figure includes the proportionate rather than total number of Fintur’s GSM subscribers.However, it includes the total number of GSM subscribers in Astelit, Best and in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”) because the financial statements of our subsidiaries in Ukraine, Belarus and Northern Cyprus are consolidated with Turkcell’s financial statements.

Turkcell Group Subscribers (million)	Q3 2007	Q2 2008	Q3 2008	Q3 2008- Q3 2007 % Chg	Q3 2008-Q2 2008 % Chg

Turkcell	34.8	35.4	36.3	4.3%	2.5%
Ukraine	7.6	10.0	10.7	40.8%	7.0%
Fintur (pro rata)	2.3	3.0	3.0	30.4%	7.1%
Northern Cyprus	0.3	0.3	0.3	0%	0%
Belarus	-	-	0.2	na	na
TURKCELL GROUP	45.0	48.6	50.5	12.2%	3.9%

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2007 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

www.turkcell.com.tr

Third Quarter 2008 Results

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 36.3 million postpaid and prepaid customers as of September 30, 2008 operating in a three player market with a market share of approximately 56% as of June 30, 2008 (Source: The Telecommunications Authority). In addition to high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (“GPRS”) countrywide and Enhanced Data Rates for GSM Evolution (“EDGE”) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 592 operators in 201 countries as of November 4, 2008. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$5.4 billion net revenues for the nine months as of September 30, 2008 and US$6.3 billion net revenues as of December 31, 2007 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (“New York Stock Exchange”) and the ISE (“Istanbul Stock Exchange”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float.

For further information please contact Turkcell

Corporate Affairs

Koray Öztürkler, Chief Corporate Affairs Officer

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Investors:

Nihat Narin, Investor Relations

Tel: + 90-212-313-1244

Email: nihat.narin@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:

Filiz Karagul Tuzun, Corporate Communications

Tel: + 90-212-313-2304

Email: filiz.karagul@turkcell.com.tr

EXHIBIT 99.2

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEET

As at 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	30 September	31 December
		2008	2007
Assets
Property, plant and equipment	13	2,419,697	2,221,895
Intangible assets	14	1,923,403	1,375,403
Investments in equity accounted investees	15	764,701	664,385
Other investments, including derivatives	16	40,053	42,354
Due from related parties	34	52,104	68,871
Other non-current assets	17	58,424	44,171
Deferred tax assets	18	2,758	2,446
Total non-current assets		5,261,140	4,419,525

Inventories		23,245	23,424
Other investments, including derivatives	16	58,005	28,218
Due from related parties	34	76,511	52,482
Trade receivables and accrued income	19	732,998	558,563
Other current assets	20	247,235	291,534
Cash and cash equivalents	21	3,156,807	3,095,300
Assets classified as held for sale	7	14,321	-
Total current assets		4,309,122	4,049,521

Total assets		9,570,262	8,469,046

Equity
Share capital	22	1,636,204	1,636,204
Share premium	22	434	434
Reserves	22	728,976	931,913
Retained earnings	22	4,117,274	3,224,526
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries		6,482,888	5,793,077

Minority interest	22	168,645	138,128

Total equity		6,651,533	5,931,205

Liabilities
Loans and borrowings	25	151,003	140,404
Employee benefits	26	30,960	27,229
Provisions		3,267	-
Other non-current liabilities	24	372,493	-
Deferred tax liabilities	18	265,164	132,388
Total non-current liabilities		822,887	300,021

Bank overdraft	21	82,565	2,125
Loans and borrowings	25	587,325	619,555
Income taxes payable	12	170,860	443,194
Trade and other payables	29	846,706	759,019
Due to related parties	34	11,014	17,978
Deferred income	27	333,220	324,815
Provisions	28	57,681	71,134
Liabilities classified as held for sale	7	6,471	-
Total current liabilities		2,095,842	2,237,820

Total liabilities		2,918,729	2,537,841

Total equity and liabilities		9,570,262	8,469,046

The notes on page 6 to 85 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM INCOME STATEMENT

For the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Nine months ended 30 September		Three months ended 30 September
	Note	2008	2007	2008	2007

Revenue	9	5,385,361	4,521,043	2,055,923	1,722,766
Direct cost of revenue		(2,607,614)	(2,254,272)	(935,499)	(799,851)
Gross profit		2,777,747	2,266,771	1,120,424	922,915

Other income		8,744	10,153	6,346	1,801
Selling and marketing expenses		(1,025,535)	(810,166)	(366,778)	(296,853)
Administrative expenses		(233,509)	(163,726)	(87,901)	(56,867)
Other expenses		(25,192)	(3,541)	(2,707)	558
Results from operating activities		1,502,255	1,299,491	669,384	571,554

Finance income	11	394,799	213,516	83,650	83,472
Finance expense	11	(47,966)	(445,394)	(16,728)	(230,719)
Net finance income / (expense)		346,833	(231,878)	66,922	(147,247)

Share of profit of equity accounted investees	15	74,382	43,346	25,139	17,196
Profit before income tax		1,923,470	1,110,959	761,445	441,503

Income tax expense	12	(405,504)	(197,220)	(160,294)	(50,186)
Profit for the period		1,517,966	913,739	601,151	391,317

Attributable to:
Equity holders of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries		1,517,027	946,957	603,791	401,188
Minority interest		939	(33,218)	(2,640)	(9,871)
Profit for the period		1,517,966	913,739	601,151	391,317

Basic and diluted earnings per share	23	0.689558	0.430435	0.274451	0.182358
(in full US Dollars)

The notes on page 6 to 85 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF RECOGNIZED INCOME AND EXPENSE

For the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Nine months ended 30 September		Three months ended 30 September
	2008	2007	2008	2007

Foreign currency translation differences	(313,573)	641,370	(57,282)	356,829
Net change in fair value of available-for-sale securities	(7,196)	1,737	2,318	(463)
Income and expense recognized directly in equity	(320,769)	643,107	(54,964)	356,366

Profit for the period	1,517,966	913,739	601,151	391,317

Total recognized income for the period	1,197,197	1,556,846	546,187	747,683

Attributable to:
Equity holders of Turkcell Iletisim Hizmetleri Anonim Sirketi	1,192,145	1,600,684	548,334	769,299
Minority interest	5,052	(43,838)	(2,147)	(21,616)
Total recognized income for the period	1,197,197	1,556,846	546,187	747,683

The notes on page 6 to 85 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the nine months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Nine months ended 30 September
	2008	2007
Cash flows from operating activities
Profit for the period	1,517,966	913,739
Adjustments for:
Depreciation	347,020	395,764
Amortization of intangibles	190,052	193,034
Net finance income	(368,314)	(228,582)
Income tax expense	405,504	197,220
Share of profit of equity accounted investees	(112,405)	(76,407)
Loss/(gain) on sale of property, plant and equipment	2,068	(90)
Translation reserve	(38,249)	96,980
Amortization of transaction costs of borrowings	-	4,729
Deferred income	25,804	32,481
	1,969,446	1,986,032

Change in trade receivables	(203,008)	(159,553)
Change in due from related parties	(9,551)	39,479
Change in inventories	105	(1,715)
Change in prepaid expenses	(90,219)	(91,841)
Change in other current assets	(23,705)	35,964
Change in other non-current assets	(6,229)	(3,905)
Change in due to related parties	(5,675)	897
Change in trade and other payables	(58,852)	(3,890)
Change in other current liabilities	185,243	149,923
Change in other non-current liabilities	4,322	(7,545)
Change in employee benefits	5,263	3,494
Change in provisions	(9,209)	(790)
	1,757,931	1,946,550
Interest paid	(16,237)	(22,954)
Income tax paid	(673,107)	(337,767)
Dividend received	10,184	12,951
Net cash from operating activities	1,078,771	1,598,780

Cash flows from investing activities
Proceeds from sale of property plant and equipment	6,356	3,361
Proceeds from currency option contracts	12,461	14,345
Proceeds from sale of available-for-sale financial assets	33,059	27,114
Proceeds from settlement of held-to-maturity investments	-	8,300
Interest received	304,265	192,789
Dividends received	-	18,131
Acquisition of property, plant and equipment	(450,104)	(383,622)
Acquisition of intangibles	(139,195)	(116,968)
Acquisition of subsidiary, net of cash acquired	(299,975)	-
Payment of currency option contracts premium	(3,921)	(7,809)
Acquisition of available-for-sale financial assets	(58,386)	(119)
Net cash used in investing activities	(595,440)	(244,478)

Cash flows from financing activities
Payment of transaction costs	-	(205)
Dividends paid	(556,973)	(457,625)
Proceeds from issuance of loans and borrowings	541,500	469,673
Repayment of borrowings	(470,405)	(427,682)
Change in minority interest	87,856	123,721
Reimbursement of borrowing costs	-	11,983
Net cash used in financing activities	(398,022)	(280,135)

Effects of foreign exchange rate fluctuations on balance sheet items	(163,059)	224,620

Net increase in cash and cash equivalents	(77,750)	1,298,787
Cash and cash equivalents at 1 January	3,093,175	1,598,356
Effect of exchange rate fluctuations on cash and cash equivalents	71,713	(382,615)
Cash and cash equivalents at 30 September	3,087,138	2,514,528

The notes on page 6 to 85 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the consolidated interim financial statements

Page
1. Reporting entity	6
2. Basis of preparation	7
3. Significant accounting policies	9
4. Determination of fair values	22
5. Financial risk management	23
6. Segment reporting	25
7. Non-current assets held for sale	30
8. Acquisitions of subsidiary	31
9. Revenue	32
10. Personnel expenses	32
11. Finance income and expenses	32
12. Income tax expense	33
13. Property, plant and equipment	35
14. Intangible assets	37
15. Equity accounted investees	39
16. Other investments, including derivatives	40
17. Other non-current assets	41
18. Deferred tax assets and liabilities	41
19. Trade receivables and accrued income	43
20. Other current assets	43
21. Cash and cash equivalents	44
22. Capital and reserves	45
23. Earnings per share	47
24. Other non-current liabilities	48
25. Loans and borrowings	48
26. Employee benefits	50
27. Deferred income	50
28. Provisions	50
29. Trade and other payables	51
30. Financial instruments	52
31. Operating leases	58
32. Guarantees and purchase obligations	58
33. Contingencies	59
34. Related parties	80
35. Group entities	85
36. Subsequent events	85

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet caddesi No. 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 30 September 2008, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On 28 November 2005, upon completion of a series of transactions, Alfa Group acquired 13.2% indirect ownership in the Company through its Altimo subsidiary, one of Russia’s leading private telecommunications investors. On the basis of publicly available information, Alfa Group transferred control over 50% of its previously held shares to Nadash in January 2008.

The consolidated interim financial statements of the Company as at and for the nine and three months ended 30 September 2008 comprise the Company and its twenty two subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. The Company’s and each of its subsidiaries’, associate’s and joint venture’s interim financial statements are prepared as at and for the nine and three months ended 30 September 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s consolidated interim financial statements were approved by the Board of Directors on 5 November 2008.

(b)	Basis of measurement

The accompanying consolidated interim financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in note 4.

(c)	Functional and presentation currency

The consolidated interim financial statements are presented in US Dollars (“USD”), rounded to the nearest thousand. Moreover, all financial information expressed in New Turkish Lira (“TRY”), Euro (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TRY. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of East Asian Consortium BV (“Eastasia”) is EUR. The functional currency of LLC Astelit (“Astelit”) is Ukrainian Hryvnia. The functional currency of Belarussian Telecommunications Network (“BeST”) is Belarussian Roubles (“BYR”).

(d)	Use of estimates and judgments

The preparation of interim financial statements in conformity with International Accounting Standards No:34 (IAS 34) “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about estimates, uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are described in notes 4, 8 and 33 and detailed analysis with respect to accounting estimates and critical judgements of bad debts, useful life or expected pattern of consumption of the future economic benefits embodied in depreciable assets, income taxes and revenue recognition are provided below:

Key sources of estimation uncertainty

In note 30, detailed analysis is provided for the foreign exchange exposure of the Company and risks in relation to foreign exchange movements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Company’s accounting policies

Certain critical accounting judgments in applying the Company’s accounting policies are described below:

Allowance for doubtful receivables

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, historical collection trends and general economic conditions. Should economic conditions, collection trends or any specific industry trend worsen compared to management estimates, allowance for doubtful receivables recognised in consolidated interim financial statements may not be sufficient to cover bad debt.

Useful life of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful life of the License is based on duration of the license agreement.

The GSM licence that is held by BeST, newly acquired consolidated subsidiary, expires in 2015. According to the Share Purchase Agreement signed, the State Committee on Property of the Republic of Belarus committed to extend the term of the licence for an additional 13 years for an insignificant consideration. In the consolidated interim financial statements, amortization charge is recorded on the assumption that the licence will be extended.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In the absence of specific guidance under IFRSs on distinguishing between an agent and a principal, management considered the following factors:

•	The Group does not take the responsibility for fulfilment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a stated percentage of the total turnover.

Revenue recognition

In arrangements which include multiple elements, the Company considers the elements to be separate units of accounting in the arrangement. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Company’s accounting policies

Income taxes

The calculation of tax charge involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated interim financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Company management assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements, and have been applied consistently by Group entities.

(a)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

(ii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of International Financial Reporting Standards No. 3 (“IFRS 3”) “Business Combinations”. The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Group’s controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within the Group equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iii)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment loss. The consolidated interim financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 30 September 2008 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iv)	Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated interim financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognised in the income statement. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognised directly in equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(ii)	Foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on acquisition, are translated to USD at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates approximating to the exchange rates at the dates of the transactions.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payables to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated interim financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

(iii)	Translation from functional to presentation currency (continued)

Assets and liabilities for each balance sheet presented (including comparatives) are translated to USD at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognised directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in foreign currency translation reserve. They are transferred to the income statement upon disposal.

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Non-derivative financial instruments (continued)

Accounting for finance income and expenses is discussed in note 3(n).

•	Held-to-maturity investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

•	Available-for-sale financial assets

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(i)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

•	Put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by minority shareholders in consolidated subsidiaries, if these minority interests wish to sell their share of interests.

As the Group has unconditional obligation to fulfil its liabilities under this agreements, International Accounting Standards No: 32 (“IAS 32”) “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the balance sheet for the present value of the estimated option redemption amount. Furthermore, the share of minority shareholders in the net asset of the company subject to the put option is reclassified from “minority interest” to “financial liability” in the consolidated interim balance sheet.

•	Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(iii)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are recognized in profit or loss as incurred or capitalized during the period.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in profit or loss.

(I)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment (continued)

(iii)	Depreciation

Depreciation is recognized in the profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	25 – 50 years
Network infrastructure	3 – 8 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Central betting terminals	1 year
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)	Intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)).

(i)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred. Subsequent expenditures of the Company do not relate to research and development activities.

iii)	Amortization

Amortization is recognized in the profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3 – 8	years
GSM and other telecommunications license	3 – 25	years
Transmission lines	10	years
Central betting system operating right	10	years
Customer base	2	years

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 30 September 2008, inventories consist of simcards, scratch cards and handsets.

(h)	Impairment

(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”).

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(h)	Impairment (continued)

(ii)	Non-financial assets (continued)

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(i)	Non-current assets held for sale

Non-current assets (or disposal group comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assests (or components of a disposal group) are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets (or disposal group) are remeasured at the lower of their carrying amount and fair value less cost to sell.

(j)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TRY 2,173 as at 30 September 2008 (equivalent to full $1,764 as at 30 September 2008) (31 December 2007: full TRY 2,030 (equivalent to full $1,648 as at 30 September 2008)) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated interim financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees. The calculation was based upon the retirement pay ceiling announced by the Government.

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss when they are due.

The assets of the plan are held separately from the consolidated interim financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the companies with respect to the retirement plan is to make the specified contributions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(k)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract. The Company did not recognize any provision for onerous contracts as at 30 September 2008.

(l)	Revenue

Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Instead, deferred income is recorded under current liabilities.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods / services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. Revenues allocated to handsets given in connection with campaigns are recognized under other revenues.

Commission fees mainly comprised of net takings earned to a maximum of 7% of gross takings, as a head agent of fixed odds betting games starting from 15 March 2007 and 4.3% commission recognized based on the para-mutual and fixed odds betting games operated on Central Betting System.

Prior to 15 March 2007, under the former head agency agreement, head agency commission fees were earned to a maximum of 12% of gross takings. In relation to the new contract signed with Spor Toto Teskilat Mudurlugu (“Spor Toto”) on 29 August 2008, commission rate applicable was decreased to 1.4% effective from March 2009. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the head agency agreement, Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Simcard sales are recognized upfront upon delivery to subscribers, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the subscriber.

Call center revenues are recognized at the time services are rendered.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(m)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(n)	Finance income and expenses

Finance income comprises interest income on funds invested (including available-for sale financial assets), late payment interest income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognised on financial assets. Borrowing costs that are recognised in profit or loss or capitalized are accounted using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(o)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(p)	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(p)	Income tax (continued)

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q)	Earnings per share

The Group presents basic earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(r)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group’s business and geographical segments. The Group’s primary format for segment reporting is based on geographical segment and secondary segment reporting is based on business segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments and related revenue, loans and borrowings and related expenses and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(s)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at 30 September 2008, and have not been applied in preparing these consolidated interim financial statements:

•	IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the Group’s 2009 consolidated financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently, the Group presents segment information in respect of its business and geographical segments (see note 6). It is not expected to have any significant impact on the consolidated financial statements.

•	Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as a part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s 2009 consolidated financial statements and will not constitute a change in accounting policy for the Group.

•	IFRIC 13 Customer Loyalty Programmes addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programmes for their customers. It relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 consolidated financial statements, is not expected to have significant impact on the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(s)	New standards and interpretations not yet adopted (continued)

•	Revised IAS 1 Presentation of Financial Statements (2007) introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1, which becomes mandatory for the Group’s 2009 consolidated financial statements, is expected to have a significant impact on the presentation of the consolidated financial statements.

•	Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to the Group’s operations:

–	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.
–	Contingent consideration will be measured at fair value, with subsequent changes therein recognised in profit or loss.
–	Transaction costs, other than share and debt issue costs, will be expensed as incurred.
–	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognised in profit or loss.
–	Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, which becomes mandatory for the Group’s 2010 consolidated financial statements, will be applied prospectively and therefore there will be no impact on prior periods in the Group’s 2010 consolidated financial statements.

•	Amended IAS 27 Consolidated and Separate Financial Statements (2008) requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in profit or loss. The amendments to IAS 27, which become mandatory for the Group’s 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements.

•	Amendment to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations clarifies the definition of vesting conditions, introduces the concept of non-vesting conditions, requires non-vesting conditions to be reflected in grant-date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 will become mandatory for the Group’s 2009 consolidated financial statements, with retrospective application and are not expected to have any impact on the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(s)	New standards and interpretations not yet adopted (continued)

•	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation requires puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for the Group’s 2009 consolidated financial statements, with retrospective application required, are not expected to have any impact on the consolidated financial statements.

•	The International Financial Reporting Interpretations Committee (“IFRIC”) issued on 3 July 2008 an interpretation IFRIC 16 Hedges of a Net Investment in a Foreign Operation. IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39. It does not apply to other types of hedge accounting. The interpretation is effective for annual periods beginning on or after 1 October 2008 and is not expected to have any effect on the consolidated financial statements.

•	The IFRIC issued on 3 July 2008 an Interpretation, IFRIC 15 Agreements for the Construction of Real Estate. The Interpretation will standardize accounting practice across jurisdictions for the recognition of revenue among real estate developers for sales of units, such as apartments or houses before construction is complete. The Interpretation is effective for annual periods beginning or after 1 January 2009 and is not expected to have any effect on the consolidated financial statements.

•	Eligible Hedged Items (amendment to IAS 39 Financial Instruments: Recognition and Measurement) introduces application guidance to illustrate how the principles underlying hedge accounting should be applied in the designation of i) a one-sided risk in a hedged item and ii) inflation in a financial hedged item. The amendment is effective, with retrospective application, for annual periods beginning on or after 1 July 2009 and is not expected to have any effect on the consolidated financial statements.

•	Amendment to “IAS 39 Financial Instruments: Recognition and Measurement –Eligible Hedged Items” clarifies the existing principles that determine whether specific risks and portions of cash flows are eligible for designation in a hedging relationship. The amendments are to be applied retrospectively for annual periods beginning on or after 1 July 2009, with earlier application permitted. The amendment is not expected to have any effect on the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(vii)	Put options

The Group measures the value of the financial liability originating from put options granted to minorities as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option. In the consolidated interim financial statements as at 30 September 2008, the Group management used purchase price at the date of acquisition as a base to estimate fair value of the put option granted to minority holders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risks
•	Liquidity risks
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

The Company management has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The current global market turmoil, market confidence and liquidity issues have become key factors in the assessment of future performance of the companies in Turkey similar to the others across the Globe. The instant impact of the global turmoil across global financial markets came out to be a sharp increase in foreign currency exchange rates in Turkey. Consequently, the depreciation of TRY against USD and EUR was 21.5% and 9.0%, respectively as at 31 October 2008 when compared to the exchange rates as at 30 September 2008. Please refer to note 30 for additional information on the Group’s exposure to this turmoil.

Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, ageing profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of post-paid subscribers.

Investments are allowed only in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and capital adequacy ratios periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings. The Group does not expect any counterparty fail to meet its obligations.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Credit risk (continued)

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of receivables from subscribers. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on historical data of payment statistics. Impairment loss as a percentage of revenues represented 0.9% and 1.1% of revenues for the nine and three months ended 30 September 2008. If impairment loss as a percentage of revenues increased to 1.5% of revenues, the impairment loss would have been increased by $32,136 and $8,785, negatively impacting profit for the nine and three months ended 30 September 2008.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings and deferred payments related to BeST acquisition that are denominated in a currency other than the respective functional currencies of Group entities, primarily TRY for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk. When necessary, forward exchange contracts are rolled over at maturity.

The Group’s investments in its equity accounted investee Fintur and its subsidiaries in Ukraine and Belarus are not hedged with respect to the currency risk arising from the net assets as those currency positions are considered to be long-term in nature.

Interest rate risk

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 30 September 2008.

The Board’s policy is to maintain a strong capital base as to maintain investor, creditor and market confidence and to sustain future development of the business.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting

Geographical segments:

The primary format, geographical segments, is based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the entities. Segment assets are based on the geographical location of the assets.

The Group comprises the following main geographical segments: Turkey, Ukraine, Belarus and Turkish Republic of Northern Cyprus.

Business segments:

In presenting information on the basis of business segments, segment revenue is based on the operational activity of the entities. Segment assets are based on the intended use of the assets.

The Group comprises the following main business segments: Telecommunications and betting businesses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Geographical segments

	Nine months ended 30 September
	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Belarus		Other		Eliminations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Total external revenues	4,994,305	4,287,142	326,826	171,939	64,140	61,962	90	-	-	-	-	-	5,385,361	4,521,043
Inter-segment revenue	2,922	3,667	1,207	949	6,540	4,432	-	-	-	-	(10,669)	(9,048)	-	-
Total segment revenue	4,997,227	4,290,809	328,033	172,888	70,680	66,394	90	-	-	-	(10,669)	(9,048)	5,385,361	4,521,043

Segment result	1,564,707	1,370,674	(63,376)	(86,141)	18,470	8,261	(4,128)	-	(47)	-	3,077	85	1,518,703	1,292,879
Unallocated income/(expense), net													(16,448)	6,612
Results from operating activities													1,502,255	1,299,491
Net finance income/(expense)													346,833	(231,878)
Share of profit/(loss) of equity accounted investees	(34,361)	(32,729)	-	-	-	-	-	-	108,743	76,075	-	-	74,382	43,346
Income tax expense													(405,504)	(197,220)
Profit for the period													1,517,966	913,739

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Geographical segments (continued)

	Three months ended 30 September
	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Belarus		Other		Eliminations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Total external revenues	1,906,722	1,625,806	127,131	75,145	21,980	21,815	90	-	-	-	-	-	2,055,923	1,722,766
Inter-segment revenue	1,948	1,663	639	333	2,598	1,556	-	-	-	-	(5,185)	(3,552)	-	-
Total segment revenue	1,908,670	1,627,469	127,770	75,478	24,578	23,371	90	-	-	-	(5,185)	(3,552)	2,055,923	1,722,766

Segment result	679,247	585,656	(16,703)	(21,851)	6,093	4,553	(4,128)	-	(21)	-	1,257	837	665,745	569,195
Unallocated income/(expense), net													3,639	2,359
Results from operating activities													669,384	571,554
Net finance income/(expense)													66,922	(147,247)
Share of profit/(loss) of equity accounted investees	(13,827)	(14,803)	-	-	-	-	-	-	38,966	31,999	-	-	25,139	17,196
Income tax expense													(160,294)	(50,186)
Profit for the period													601,151	391,317

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Geographical segments (continued)

	As at 30 September 2008 and 31 December 2007
	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Belarus		Other		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Segment assets	3,784,994	3,730,627	818,192	708,005	76,741	70,570	832,114	-	33	125,066	5,512,074	4,634,268
Investment in equity accounted investees	134,603	149,306	-	-	-	-	-	-	630,098	515,079	764,701	664,385
Unallocated assets											3,293,487	3,170,393
Total assets											9,570,262	8,469,046

Segment liabilities	1,512,165	1,096,780	130,838	91,561	9,903	12,694	5,428	-	39	48	1,658,373	1,201,083
Unallocated liabilities											1,260,356	1,336,758
Total liabilities											2,918,729	2,537,841

	Nine months ended 30 September
	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Belarus		Other		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Capital expenditure	421,496	345,714	160,910	129,146	15,108	33,922	833,402	-	-	-	1,430,916	508,782
Depreciation	288,183	354,785	55,308	36,468	3,032	4,511	497	-	-	-	347,020	395,764
Amortization of intangible assets	160,659	166,373	24,012	25,112	2,686	1,549	2,695	-	-	-	190,052	193,034

	Three months ended 30 September
	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Belarus		Other		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Capital expenditure	125,048	157,274	47,677	26,137	2,928	4,690	833,402	-	-	-	1,009,055	188,101
Depreciation	89,258	119,299	20,576	14,980	1,054	1,217	497	-	-	-	111,385	135,496
Amortization of intangible assets	50,204	57,404	6,835	8,630	929	706	2,695	-	-	-	60,663	66,740

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Business segments

	Nine months ended 30 September
	Telecommunications		Betting		Other operations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
Total external revenue	5,240,436	4,392,592	131,778	116,113	13,147	12,338	5,385,361	4,521,043

Capital expenditure	1,400,022	499,212	971	1,093	29,923	8,477	1,430,916	508,782

	Three months ended 30 September
	Telecommunications		Betting		Other operations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
Total external revenue	2,014,329	1,678,039	37,067	40,025	4,527	4,702	2,055,923	1,722,766

Capital expenditure	996,492	180,982	182	351	12,381	6,768	1,009,055	188,101

	As at 30 September 2008 and 31 December 2007
	Telecommunications		Betting		Other operations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007

Segment assets	5,427,295	4,439,037	17,291	20,660	67,488	174,571	5,512,074	4,634,268

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Non-current assets held for sale

Bilyoner Interaktif Hizmetler AS (“Bilyoner”), a part of betting business, is presented as a disposal group held for sale following the Group’s commitment on 21 May 2008 to sell all of its stake in Bilyoner to Cukurova Group and purchase 100% shares of Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri AS (“Superonline”). Transfer of shares has been completed subsequently in October 2008.

At 30 September 2008, the disposal group comprises assets of $14,321 less liabilities of $6,471.

	Note	30 September
		2008
Assets classified as held for sale
Property, plant and equipment	13	518
Intangible assets	14	565
Inventories		33
Trade receivables and accrued income		26
Other assets		283
Cash and cash equivalents	21	12,896
		14,321

Liabilities classified as held for sale
Employee benefits		52
Deferred tax liabilities		113
Bank overdraft		91
Trade and other payables		5,493
Due to related parties		342
Provisions		380
		6,471

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

8.	Acquisitions of subsidiary

Business combination

On 29 July 2008, Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) signed a Share Purchase Agreement (“SPA”) to acquire 80% stake in BeST, which is specialized in rendering of services using GSM Technologies. On 26 August 2008, the control over BeST is acquired from the State Committee on Property of the Republic of Belarus for a consideration of $500,000. On 26 August 2008, $300,000 of the total consideration is paid and the remaining payments amounting to $200,000 will be made in two equal installments on 31 December 2009 and 31 December 2010, respectively. An additional payment of $100,000 will be made to the seller when BeST records a full-year positive net income for the first time.

Results of operations of BeST for one month period ended 30 September 2008 amounting to $(3,480) are included in the accompanying consolidated interim financial statements. If the acquisition had occured on 1 January 2008, management estimates that consolidated revenue would have been $5,386,090 and consolidated profit for the period would have been $1,489,050.

The acquisition had the following effect on the Group’s assets and liabilities on the acquisition date:

	Note	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition

Property, plant and equipment	13	181,538	-	181,538
Intangible assets	14	25,407	662,976	688,383
Other assets		4,239	-	4,239
Cash and cash equivalents		25	-	25
Loans and borrowings		(21,463)	-	(21,463)
Other liabilities		(4,663)	-	(4,663)
Deferred tax liabilities		-	(174,230)	(174,230)
Net identifiable assets and liabilities		185,083	488,746	673,829
Share of the Company on net identifiable assets and liabilities (80%)				539,062

Consideration paid, satisfied in cash				(300,000)
Cash acquired				25
Net cash outflow				(299,975)

Consideration payable in relation to the acquisition				(239,062)

In accordance with the SPA, Beltel also agreed to grant a put option to the minority shareholder by giving the right to sell its entire stake (20%) to Beltel at fair value after 5 years from the closing date. The Group recognized a liability in relation to the put option and derecognized minority interest (note 24).

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The values of assets, liabilities and contingent liabilities recognized on acquisition are their estimated fair values (see note 4 for methods used in determining fair values).

Fair values of recognized assets and liabilities as well as the cost of the combination at the date of acquisition are provisionally accounted by the Company. The time period for recognition of additional items or adjustments to the fair values of assigned recognized assets, liabilities and contingent liabilities is limited to 12 months from the date of acquisition.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

9.	Revenue

	Nine months ended 30 September		Three months ended 30 September
	2008	2007	2008	2007
Communication fees	5,119,057	4,270,800	1,963,904	1,642,291
Commission fees on betting business	131,778	116,113	37,067	40,025
Monthly fixed fees	52,503	39,979	17,608	13,917
Simcard sales	21,081	18,626	9,440	5,205
Call center revenues	12,696	9,064	4,479	3,461
Other revenues	48,246	66,461	23,425	17,867
	5,385,361	4,521,043	2,055,923	1,722,766

10.	Personnel Expenses

	Nine months ended 30 September		Three months ended 30 September
	2008	2007	2008	2007
Wages and salaries (*)	393,517	254,238	137,156	94,022
Increase in liability for long-service leave	7,506	5,490	665	40
Contributions to defined contribution plans	3,425	900	973	327
	404,448	260,628	138,794	94,389

* Wages and salaries include compulsory social security contributions.

11.	Finance income and expenses

Recognised in profit or loss:

	Nine months ended 30 September		Three months ended 30 September
	2008	2007	2008	2007
Interest income on bank deposits	257,237	166,770	94,321	58,156
Net foreign exchange gain	71,713	-	(34,637)	-
Late payment interest income	35,047	24,329	14,775	10,382
Premium income on option contracts	12,461	14,475	6,496	11,538
Net gain on disposal of available-for-sale financial assets transferred from equity	6,819	1,662	-	1,662
Interest income on available-for-sale financial assets	4,684	1,488	2,857	160
Interest income on unimpaired held-to-maturity investments	-	710	-	-
Other interest income	6,838	4,082	(162)	1,574
Finance income	394,799	213,516	83,650	83,472

Discount interest expense on financial liabilities measured at amortised cost	(39,724)	(30,929)	(13,706)	(6,735)
Option premium expense	(3,921)	(7,594)	(1,790)	(7,594)
Net foreign exchange loss	-	(382,615)	-	(205,107)
Debt extinguishment cost	-	(17,549)	-	(9,671)
Other	(4,321)	(6,707)	(1,232)	(1,612)
Finance expense	(47,966)	(445,394)	(16,728)	(230,719)
Net finance costs	346,833	(231,878)	66,922	(147,247)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Finance income and expenses(continued)

Late payment interest income is interest received from subscribers who pay monthly invoices after due date specified on the invoices.

Interest expense on borrowings capitalized on fixed assets amounts to $8,215, $8,192, $2,466 and $3,864 for the nine and three months ended 30 September 2008 and 2007, respectively.

12.	Income tax expense

	Nine months ended 30 September		Three months ended 30 September
	2008	2007	2008	2007
Current tax expense
Current period	(432,056)	(297,800)	(172,505)	(104,160)
	(432,056)	(297,800)	(172,505)	(104,160)
Deferred tax benefit
Origination and reversal of temporary differences	24,450	79,649	11,482	49,078
Benefit of investment incentive recognized	2,102	20,931	729	4,896
	26,552	100,580	12,211	53,974
Total income tax expense	(405,504)	(197,220)	(160,294)	(50,186)

Reconciliation of effective tax rate

The reported income tax expense for the nine and three months ended 30 September 2008 and 2007 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		Nine months ended 30 September				Three months ended 30 September
		2008		2007		2008		2007
Profit for the period		1,517,966		913,739		601,151		391,317
Total income tax expense		405,504		197,220		160,294		50,186
Profit excluding income tax		1,923,470		1,110,959		761,445		441,503

Income tax using the Company’s domestic tax rate	20%	(384,694)	20%	(222,192)	20%	(152,289)	20%	(88,301)
Effect of tax rates in foreign jurisdictions	-	3,148	(1)%	5,817	-	1,004	-	1,732
Tax exempt income	-	5,036	(1)%	8,567	-	-	(1)%	2,334
Non deductible expenses	-	(6,651)	1%	(10,528)	-	(3,298)	2%	(7,466)
Tax incentives	-	2,102	(2)%	20,931	-	729	(1)%	4,896
Effect of gradual tax rate	-	-	1%	(5,862)	-	-	(3)%	13,264
Difference in effective tax rate of equity accounted investees	(1)%	16,566	(1)%	12,095	(1)%	6,098	(3)%	12,095
Unrecognized deferred tax assets	2%	(34,342)	2%	(26,287)	2%	(12,202)	1%	(4,527)
Other	-	(6,669)	(2)%	20,239	-	(336)	(4)%	15,787
Total income tax expense	21%	(405,504)	18%	(197,220)	21%	(160,294)	11%	(50,186)

The income taxes payable of $170,860 as at 30 September 2008 represents the amount of current income tax provision in respect of related taxable profit for the nine months ended 30 September 2008 netted off with advance tax payment made as at 30 September 2008.

The income tax payable of $443,194 as at 31 December 2007 represents the amount of income taxes payable in respect of related taxable profit for the year ended 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Income tax expense (continued)

Reconciliation of effective tax rate (continued)

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm's length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2007	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 31 December 2007
Network infrastructure (All Operational)	4,476,792	77,393	(394,103)	460,982	862,675	5,483,739
Land and buildings	253,708	29,474	(124)	-	45,214	328,272
Equipment, fixtures and fittings	292,483	14,870	(8,609)	2,651	55,903	357,298
Motor vehicles	17,818	819	(5,033)	-	3,648	17,252
Leasehold improvements	131,830	1,304	(188)	-	21,016	153,962
Construction in progress	267,187	452,268	-	(463,633)	52,947	308,769
Total	5,439,818	576,128	(408,057)	-	1,041,403	6,649,292

Accumulated Depreciation
Network infrastructure (All Operational)	3,063,148	501,390	(385,685)	-	663,137	3,841,990
Land and buildings	67,443	11,785	(42)	-	14,842	94,028
Equipment, fixtures and fittings	253,266	17,747	(8,522)	-	64,223	326,714
Motor vehicles	15,601	1,286	(4,866)	-	3,377	15,398
Leasehold improvements	123,369	707	(122)	-	25,313	149,267
Total	3,522,827	532,915	(399,237)	-	770,892	4,427,397

Total property, plant and equipment	1,916,991	43,213	(8,820)	-	270,511	2,221,895

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Property, plant and equipment (continued)

Cost or deemed cost	Balance at 1 January 2008	Additions	Disposals	Transfers	Transfers to assets held for sale	Acquisitions through business combinations	Effect of movements in exchange rates	Balance at 30 September 2008
Network infrastructure (All Operational)	5,483,739	115,588	(64,909)	300,144	(1,021)	29,268	(255,305)	5,607,504
Land and buildings	328,272	7,132	(745)	4,515	-	1,842	(16,573)	324,443
Equipment, fixtures and fittings	357,298	7,683	(2,671)	3,697	(118)	1,734	(16,456)	351,167
Motor vehicles	17,252	1,278	(1,199)	-	-	901	(937)	17,295
Leasehold improvements	153,962	2,472	(446)	14,658	-	-	(8,134)	162,512
Construction in progress	308,769	324,166	-	(323,014)	-	140,172	(12,209)	437,884
Total	6,649,292	458,319	(69,970)	-	(1,139)	173,917	(309,614)	6,900,805

Accumulated Depreciation
Network infrastructure (All Operational)	3,841,990	321,553	(58,039)	-	(570)	-	(201,178)	3,903,756
Land and buildings	94,028	9,700	(168)	-	-	-	(5,006)	98,554
Equipment, fixtures and fittings	326,714	13,205	(1,884)	-	(51)	-	(16,482)	321,502
Motor vehicles	15,398	934	(959)	-	-	-	(854)	14,519
Leasehold improvements	149,267	1,628	(79)	-	-	-	(8,039)	142,777
Total	4,427,397	347,020	(61,129)	-	(621)	-	(231,559)	4,481,108

Total property, plant and equipment	2,221,895	111,299	(8,841)	-	(518)	173,917	(78,055)	2,419,697

Depreciation expenses for the nine and three months ended 30 September 2008 and 2007 are $347,020, $395,764, $111,385 and $135,496, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Property, plant and equipment (continued)

Leased assets

The Group leases equipments under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 30 September 2008, net carrying amount of fixed assets acquired under finance leases amounted to $84,580 (31 December 2007: $95,751).

Property, plant and equipment under construction

Construction in progress consisted of expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and BeST and non-operational items as at 30 September 2008 and 31 December 2007.

As at 30 September 2008, there is a pledge on head office building amounting to $92,680. Also, a mortgage is placed on Izmir and Davutpasa buildings amounting to $1,218 and $406, respectively (31 December 2007: $1,288 and $429, respectively).

14.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized in 25 years with a carrying amount of $541,364 as at 30 September 2008 (31 December 2007: $602,070). The amortization period of the licence will end in 2023.

Cost	Balance at 1 January 2007	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2007
GSM and other telecommunication operating licences	902,427	29,972	-	16,636	168,520	1,117,555
Computer Software	1,565,334	13,391	(3,472)	188,137	309,381	2,072,771
Transmission Lines	31,286	1,917	-	-	6,471	39,674
Central Betting System Operating Right	4,038	55	-	-	835	4,928
Customer Base	1,255	-	-	-	260	1,515
Other	84	245	-	20	(254)	95
Construction in progress	47,565	161,405	-	(204,793)	-	4,177
Total	2,551,989	206,985	(3,472)	-	485,213	3,240,715

Accumulated Amortization
GSM and other telecommunication operating licences	327,829	50,341	-	-	63,411	441,581
Computer Software	966,513	205,052	(766)	-	219,992	1,390,791
Transmission Lines	18,986	3,467	-	-	4,332	26,785
Central Betting System Operating Right	2,711	1,173	-	-	692	4,576
Customer Base	1,255	-	-	-	260	1,515
Other	27	29	-	-	8	64
Total	1,317,321	260,062	(766)	-	288,695	1,865,312

Total intangible assets	1,234,668	(53,077)	(2,706)	-	196,518	1,375,403

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Intangible assets (continued)

Cost	Balance at 1 January 2008	Additions	Disposals	Transfers	Transfers to assets held for sale	Acquisitions through business combinations	Effect of movements in exchange rates	Balance at 30 September 2008
GSM and other telecommunication operating licenses	1,117,555	9,052	-	11,132	(64)	635,146	(52,628)	1,720,193
Computer Software	2,072,771	371	(60)	120,583	(1,815)	838	(101,822)	2,090,866
Transmission lines	39,674	928	-	-	-	-	(2,155)	38,447
Central Betting System Operating Right	4,928	-	(11)	-	-	-	(268)	4,649
Customer Base	1,515	-	-	-	-	-	(83)	1,432
Other	95	1,079	(19)	-	(7)	46	91	1,285
Construction in progress	4,177	127,765	-	(131,715)	-	23,455	(227)	23,455
Total	3,240,715	139,195	(90)	-	(1,886)	659,485	(157,092)	3,880,327

Accumulated Amortization
GSM and other telecommunication operating licences	441,581	44,887	-	-	(47)	-	(20,052)	466,369
Computer Software	1,390,791	142,019	(15)	-	(1,272)	-	(75,271)	1,456,252
Transmission Lines	26,785	2,796	-	-	-	-	(1,505)	28,076
Central Betting System Operating Right	4,576	327	(5)	-	-	-	(249)	4,649
Customer Base	1,515	-	-	-	-	-	(83)	1,432
Other	64	23	(19)	-	(2)	-	80	146
Total	1,865,312	190,052	(39)	-	(1,321)	-	(97,080)	1,956,924

Total intangible assets	1,375,403	(50,857)	(51)	-	(565)	659,485	(60,012)	1,923,403

Amortization expenses for the nine and three months ended 30 September 2008 and 2007 are $190,052, $193,034, $60,663 and $66,740, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the nine and three months ended 30 September 2008 and 2007 are $74,382, $43,346, $25,139 and $17,196, respectively. Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities
30 September 2008
Fintur (associate)	41.45%	588,446	2,445,042	3,033,488	375,374	1,014,848	1,390,222
A-Tel (joint venture)*	50.00%	97,305	259,079	356,384	34,277	51,954	86,231
		685,751	2,704,121	3,389,872	409,651	1,066,802	1,476,453

31 December 2007
Fintur (associate)	41.45%	418,485	1,390,361	1,808,846	235,264	31,355	266,619
A-Tel (joint venture)*	50.00%	85,473	287,790	373,263	15,939	57,707	73,646
		503,958	1,678,151	2,182,109	251,203	89,062	340,265

	Nine months ended 30 September			Three months ended 30 September
	Revenue	Direct cost of revenue	Profit for the period	Revenue	Direct cost of revenue	Profit/(Loss) for the period
2008
Fintur (associate)	1,350,288	(549,337)	262,347	500,410	(198,219)	94,006
A-Tel (joint venture)*	76,465	(62,423)	7,417	30,263	(23,658)	2,566
	1,426,753	(611,760)	269,764	530,673	(221,877)	96,572
2007
Fintur (associate)	1,063,879	(431,175)	183,533	411,306	(167,522)	77,198
A-Tel (joint venture)*	66,345	(73,601)	4,348	25,301	(34,852)	(939)
	1,130,224	(504,776)	187,881	436,607	(202,374)	76,259

* Figures mentioned in the above table includes fair value adjustments arised during acquisition of A-tel.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.	Equity accounted investees (continued)

The Company’s investment in Fintur and A-Tel amounts to $630,098 and $134,603 respectively as at 30 September 2008 (31 December 2007: $515,079 and $149,306).

During March 2008 and February 2007, at the General Assembly meeting of A-Tel, it has been decided to distribute dividends and accordingly the Company reduced the carrying value of its investment in A-Tel by the dividends declared of TRY 12,543 (equivalent to $10,184 as at 30 September 2008) and TRY 37,448 (equivalent to $30,406 as at 30 September 2008) as at 30 September 2008 and 31 December 2007, respectively.

16.	Other investments, including derivatives

Non-current investments:
		30 September 2008		31 December 2007
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	27,497	6.24	29,077

T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	9.23	12,556	9.23	13,277

			40,053		42,354

In 2003, the Group acquired a 6.24% interest in Aks TV and an 8.23% interest in T-Medya, media companies owned by Cukurova Group. On 27 June 2007, T-Medya took over Asli Gazetecilik ve Matbaacilik AS and, as a result of this restructuring, interest of the Group in T-Medya increased from 8.23% to 9.23%.

Investment in Aks TV and T-Medya is classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the Company measured these investments at cost.

Current investments:

	30 September	31 December
	2008	2007
Available-for-sale financial assets	54,987	28,218
Government bonds, treasury bills	54,987	1,738
Foreign investment equity funds	-	26,480
Derivatives not used for hedging	3,018	-
Option contracts	3,018	-
	58,005	28,218

Interest bearing available-for-sale TRY denominated, USD denominated and EUR denominated government bonds and treasury bills with a carrying amount of $36,203, $407 and $300, respectively as at 30 September 2008 (31 December 2007: USD denominated $1,440 and EUR denominated $298) have stated interest rates of 14%, Libor+1.0%-Libor+1.6% (31 December 2007: Libor+1.0%-Libor+1.6%) and Euribor+1.8% (31 December 2007: Euribor+1.8%), respectively and mature in 1 to 4 years (31 December 2007: 2 to 3 years). Besides, the Company has TRY denominated discounted government bond with a carrying amount of $18,077 as at 30 September 2008 (31 December 2007: nil). Derivatives not used for hedging are composed of option contracts carried at fair value calculated by using option pricing models.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in note 30.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Other non-current assets

	30 September	31 December
	2008	2007
Prepaid expenses	24,073	28,365
Value added tax (“VAT”) receivable	15,057	-
Prepayment for subscriber acquisition cost	7,173	6,347
Deposits and guarantees given	6,008	5,621
Others	6,113	3,838
	58,424	44,171

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

18.	Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	30 September	31 December
	2008	2007
Deductible temporary differences	13,880	457
Tax losses	105,235	48,604
Total unrecognised deferred tax assets	119,115	49,061

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

As at 30 September 2008, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2003	38	2008
2004	1,347	2009
2005	1,337	2010
2006	5,146	2011
2007	15,554	2012
2008	56,408	2013 thereafter

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets (continued)

As at 30 September 2008, net operating loss carry forwards which will be carried indefinitely are as follows:

Year Originated	Amount
2004	26,018
2005	67,646
2006	118,545
2007	46,201
2008	102,398

Astelit decreased its unrecognized deferred tax assets amounting to $23,567 as at 31 December 2007 due to the Budget Law enacted for 2007 in Ukraine which disallowed carry forwards of the tax losses accumulated before 1 January 2006. However, there are no such limitations on the utilization of tax losses accumulated before 1 January 2006 in 2008. Thus, Astelit has increased its unrecognized deferred tax assets by the same amount.

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 30 September 2008 and 31 December 2007 are attributable to the following:

	Assets		Liabilities		Net
	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007
Property, plant & equipment and intangible assets	524	872	(323,266)	(201,602)	(322,742)	(200,730)
Investment	-	-	(14,541)	(7,816)	(14,541)	(7,816)
Provisions	11,572	12,813	-	-	11,572	12,813
Trade and other payables	75,658	54,749	-	-	75,658	54,749
Prepaid expenses	-	-	(12,306)	-	(12,306)	-
Other items	3,085	11,436	(3,132)	(917)	(47)	10,519
Tax credit carry forwards	-	523	-	-	-	523
Tax assets / (liabilities)	90,839	80,393	(353,245)	(210,335)	(262,406)	(129,942)
Set off of tax	(88,081)	(77,947)	88,081	77,947	-	-
Net tax assets / (liabilities)	2,758	2,446	(265,164)	(132,388)	(262,406)	(129,942)

All temporary differences are recognized in profit or loss except for the deferred tax effects of change in fair value of available-for-sale financial assets amounting to $(460) and $1,331 as at 30 September 2008 and 31 December 2007, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

19.	Trade receivables and accrued income

	30 September	31 December
	2008	2007
Receivables from subscribers	352,895	277,519
Accounts and checks receivable	197,096	87,538
Accrued service income	172,452	167,194
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	10,555	26,312
	732,998	558,563

Trade receivables are shown net of allowance for doubtful debts amounting to $219,858 as at 30 September 2008 (31 December 2007: $181,746). The impairment loss recognized for the nine and three months ended 30 September 2008 and 2007 are $48,645, $23,872, $22,054 and $8,525, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $202,733 and $109,322 as at 30 September 2008 and 31 December 2007, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Receivables from Turk Telekom as at 30 September 2008 and 31 December 2007 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in note 30.

20.	Other current assets

	30 September	31 December
	2008	2007
Prepaid expenses	137,415	61,056
VAT receivable	31,574	27,688
Prepayment for subscriber acquisition cost	20,663	14,704
Interest income accruals	20,140	36,338
Advances to suppliers	18,974	14,196
Receivable from personnel	4,419	1,878
Restricted cash	-	125,304
Other	14,050	10,370
	247,235	291,534

Prepaid expenses mainly consists of prepaid frequency usage fees amounting to $63,029 as at 30 September 2008 (31 December 2007: nil).

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

As at 31 December 2007, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group, which was released on 24 January 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Cash and cash equivalents

	30 September	31 December
	2008	2007
Cash on hand	211	205
Cheques received	891	999
Banks	3,144,658	3,093,906
-Demand deposits	297,116	185,551
-Time deposits	2,847,542	2,908,355
Bonds and bills	11,047	190
Cash and cash equivalents	3,156,807	3,095,300
Bank overdrafts	(82,565)	(2,125)
Cash held by disposal group	12,896	-
Cash and cash equivalents in the statement of cash flows	3,087,138	3,093,175

As at 30 September 2008, cash and cash equivalents amounting to $102,181 (31 December 2007: $60,000) were deposited in banks, that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 30.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Capital and reserves

Reconciliation of movement in capital and reserves

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Legal Reserves	Fair Value Reserve	Translation Reserve	Retained Earnings	Total	Minority Interest	Total Equity

Balance at 1 January 2007	1,636,204	434	148,273	2,815	(155,972)	2,394,838	4,026,592	91,375	4,117,967
Transfer to legal reserves	-	-	108,561	-	-	(108,561)	-	-	-
Total recognized income and expense	-	-	-	1,737	651,990	946,957	1,600,684	(43,838)	1,556,846
Dividends to shareholders	-	-	-	-	-	(411,913)	(411,913)	(45,712)	(457,625)
Acquisition of minority shares	-	-	-	-	-	-	-	(751)	(751)
Change in minority interest	-	-	-	-	-	-	-	132,305	132,305
Balance at 30 September 2007	1,636,204	434	256,834	4,552	496,018	2,821,321	5,215,363	133,379	5,348,742

Balance at 1 October 2007	1,636,204	434	256,834	4,552	496,018	2,821,321	5,215,363	133,379	5,348,742
Total recognized income and expense	-	-	-	929	173,580	403,205	577,714	(1,342)	576,372
Change in minority interest	-	-	-	-	-	-	-	6,091	6,091
Balance at 31 December 2007	1,636,204	434	256,834	5,481	669,598	3,224,526	5,793,077	138,128	5,931,205

Balance at 1 January 2008	1,636,204	434	256,834	5,481	669,598	3,224,526	5,793,077	138,128	5,931,205
Transfer to legal reserves	-	-	121,945	-	-	(121,945)	-	-	-
Total recognized income and expense	-	-	-	(7,196)	(317,686)	1,517,027	1,192,145	5,052	1,197,197
Dividends paid	-	-	-	-	-	(502,334)	(502,334)	(54,639)	(556,973)
Change in minority interest	-	-	-	-	-	-	-	80,104	80,104
Balance at 30 September 2008	1,636,204	434	378,779	(1,715)	351,912	4,117,274	6,482,888	168,645	6,651,533

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Capital and reserves (continued)

Share capital

As at 30 September 2008, common stock represented 2,200,000,000 (31 December 2007: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to TRY, on 9 May 2005, par value of each share is registered to be one TRY.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey (“CMB”). Accordingly, number of shares data is adjusted for the effect of this merger.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Capital and reserves (continued)

Dividends (continued)

On 27 February 2008, Board of Directors of the Company decided to distribute dividends amounting to TRY 648,714 (equivalent to $526,725 and $502,334 as at 30 September 2008 and 25 April 2008, respectively), which represented 50% of distributable income. This represents a net cash dividend of full TRY 0.294870 (equivalent to full $0.239420 in full as at 30 September 2008). Dividend distribution was approved at ordinary General Assembly meeting dated 25 April 2008 and dividend distribution was started on 20 May 2008.

	2008		2007
	TRY	USD*	TRY	USD*

Cash dividends	648,714	502,334	567,040	411,913

*USD equivalents of dividends are computed by using the Central Bank of Turkey’s TRY/USD exchange rate on 25 April 2008 and 23 March 2007, which are the dates that the General Assembly of Shareholders approved the dividend distribution.

On 3 March 2008, Board of Directors of Inteltek decided to distribute dividends amounting to TRY 152,733 (equivalent to $124,012 and $121,419 as at 30 September 2008 and 28 March 2008, respectively). Dividend distribution was approved at ordinary General Assembly meeting dated 28 March 2008 and dividend distribution was started on 15 April 2008.

23.	Earnings per share

The calculation of basic and diluted earnings per share as at 30 September 2008 were based on the profit attributable to ordinary shareholders for the nine and three months ended 30 September 2008 and 2007 of $1,517,027, $946,957, $603,791 and $401,188 respectively and a weighted average number of shares outstanding during the six and three months ended 30 September 2008 and 2007 of 2,200,000,000 calculated as follows:

	Nine months ended 30 September		Three months ended 30 September
	2008	2007	2008	2007
Numerator:
Net profit for the period	1,517,027	946,957	603,791	401,188

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.689558	0.430435	0.274451	0.182358

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Other non-current liabilities

30 September
2008
Consideration payable in relation to acquisition of BeST	240,384
Financial liability in relation to put option	131,349
Other non-current liabilities	760
372,493

Consideration payable in relation to acquisition of BeST represents present value of deferred payments to the seller. Total deferred payment amounts to $300,000, of which $200,000 will be paid in two equal installments on 31 December 2009 and 31 December 2010. Payment of the remaining $100,000 is contingent on financial performance of BeST, and based on managements estimations, expected to be paid during the first quarter of 2015 (note 8).

Minority shareholder in BeST was granted a put option, giving the shareholders the right to sell its entire stake to Beltel at fair value during a specified period (note 8). The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the minority interest.

25.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see note 30.

	30 September	31 December
	2008	2007
Non-current liabilities
Unsecured bank loans	151,003	140,404
	151,003	140,404
Current liabilities
Current portion of unsecured bank loans	557,038	-
Unsecured bank facility	30,287	494,098
Current portion of secured bank loans	-	125,388
Current portion of finance lease liabilities	-	69
	587,325	619,555

Significant portion of the loans are borrowed by Financell.

The EUR denominated loan with carrying amount of $125,388 as at 31 December 2007, whose maturity was June 2008, was paid before its maturity on 24 January 2008.

As at 30 September 2008, the Group is not subject to any financial covenants or ratios with respect to its borrowings.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

25.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				30 September 2008			31 December 2007

	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2009	Floating	Libor+1.25%	534,000	538,962	-	-	-
Unsecured bank loans	USD	2012	Floating	Libor+2.3%	145,698	148,497	Libor+2.3%	140,226	140,365
Unsecured bank loans	BYR	2020	Floating	RR+2%	13,671	14,213	-	-	-
Unsecured bank loans	USD	2009	Floating	Libor+0.6% - 1.25%	13,000	13,017	-	-	-
Unsecured bank loans	EUR	2008	Floating	Euribor+0.7%	11,678	11,766	Euribor+0.7%	23,494	23,571
Unsecured bank loans	BYR	2010	Floating	½ RR*	6,091	6,350	-	-	-
Unsecured bank loans	USD	2008	Floating	Libor+0.6%	5,500	5,501	Libor+0.6%	20,500	20,686
Unsecured bank loans	USD	2008	Floating	-	-	-	Libor+0.6%-0.8%	449,000	449,423
Secured bank loans**	EUR	2008	Floating	-	-	-	Euribor+0.8%	117,469	125,388
Other unsecured bank loans				-	-	22	-	-	457
Finance lease liabilities	USD	2008	Fixed	-	-	-	8.0%	58	69
					729,638	738,328		750,747	759,959
*	Refinancing rate of the National Bank of the Republic of Belarus.
**	Guarantee of the bank loan is restricted cash deposited at banks amounted to $125,304, which was released on 24 January 2008 due to loan repayment before the maturity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

26.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated interim financial statements at its present value using a discount rate of 5.7%.

Movement in the reserve for employee termination benefits as at 30 September 2008 is as follows:

2008
Balance at 1 January 2008	27,229
Provision set during the period	6,057
Payments made during the period	(2,199)
Unwind of discount	1,449
Effect of change in foreign exchange rate	(1,576)
Balance at 30 September 2008	30,960

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated interim income statement as incurred. The Group incurred $3,425, $900, $973 and $327 in relation to defined contribution retirement plan for the nine and three months ended 30 September 2008 and 2007, respectively.

27.	Deferred income

Deferred income is mainly consists of counters sold but not used by prepaid subscribers and it is classified as current as of the reporting date. The amount of deferred income is $333,220 as at 30 September 2008 and $324,815 as at 31 December 2007, respectively.

28.	Provisions

	Legal	Bonus	Total
Balance at 1 January 2008	25,894	45,240	71,134
Provision made during the period	19,540	34,793	54,333
Provisions used during the period	(19,540)	(43,575)	(63,115)
Unwind of discount	-	(966)	(966)
Effect of change in foreign exchange rate	(1,407)	(2,298)	(3,705)
Balance at 30 September 2008	24,487	33,194	57,681

In note 33, under legal proceedings section, detailed explanations are given with respect to legal provisions in the captions under “Disputes on Turk Telekom Transmission Lines Leases” and “Dispute on Special Communication Taxation Regarding Prepaid Card Sales”.

The bonus provision totalling to $33,194 comprises only the provision for the nine months ended 30 September 2008 and is planned to be paid in March 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Trade and other payables

The breakdown of trade and other payables as at 30 September 2008 and 31 December 2007 is as follows:

	30 September	31 December
	2008	2007
Taxes and withholdings payable	277,457	258,566
Payables to other suppliers	155,614	195,624
Selling and marketing expense accrual	81,520	48,705
Interconnection accrual	80,078	8,256
Roaming expense accrual	69,955	39,637
Payables to Ericsson companies	47,077	85,689
License fee accrual	42,577	41,196
Telecommunications Authority share accrual	15,229	21,979
Interconnection payables	14,592	7,284
Deposits and guarantees taken from agents	8,437	8,295
Maintenance expense accrual	3,770	2,228
Payables to Turkish Republic of Northern Cyprus Tax Office	-	3,000
Other	50,400	38,560
	846,706	759,019

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

Balances due to other suppliers are arising in the ordinary course of business.

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Company which are not yet invoiced.

Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals to the 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 30.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

		30 September	31 December
	Note	2008	2007
Due from related parties-non current	34	52,104	68,871
Other non-current assets	17	11,195	7,671
Available-for-sale financial assets	16	54,987	28,218
Option contracts	16	3,018	-
Due from related parties-current	34	76,511	52,482
Trade receivables and accrued income	19	732,998	558,563
Other current assets	20	31,026	169,378
Cash and cash equivalents	21	3,156,596	3,095,095
Assets classified as held for sale	7	13,078	-
		4,131,513	3,980,278

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	30 September	31 December
	2008	2007
Receivable from subscribers	518,656	443,705
Receivables from distributors and other operators	222,430	137,363
Other	14,146	10,577
	755,232	591,645
Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 30 September 2008 and 31 December 2007 is as follows:

	30 September	31 December
	2008	2007

Opening balance	181,746	133,615
Impairment loss recognised	48,645	35,142
Write-off	(1,238)	(16,876)
Effect of change in foreign exchange rate	(10,690)	29,865
Closing balance	218,463	181,746

The impairment loss recognised of $48,645 for the nine months ended 30 September 2008 relates to its estimate of incurred losses in respect of trade receivables.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Financial instruments (continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	30 September 2008							31 December 2007
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	amount	cash flows	or less	months	years	years	years	amount	cash flows	or less	months	years	years	years
Non-derivative financial
Liabilities
Secured bank loans	-	-	-	-	-	-	-	125,388	(127,950)	(127,950)	-	-	-	-
Unsecured bank loans	738,328	(811,204)	(44,796)	(560,180)	(14,244)	(181,408)	(10,576)	634,502	(710,339)	(479,020)	(40,620)	(11,065)	(179,634)	-
Finance lease liabilities	-	-	-	-	-	-	-	69	(69)	(69)	-	-	-	-
Trade and other payables	842,715	(853,212)	(853,212)	-	-	-	-	758,223	(767,125)	(767,125)	-	-	-	-
Bank overdraft	82,565	(82,565)	(82,565)	-	-	-	-	2,125	(2,125)	(2,125)	-	-	-	-
Due to related parties	11,014	(11,218)	(11,218)	-	-	-	-	17,978	(18,362)	(18,362)	-	-	-	-
Consideration payable in relation to acquisition of BeST	240,384	(300,000)	-	-	(100,000)	(100,000)	(100,000)	-	-	-	-	-	-	-
Financial liability in relation to put option	131,349	(316,605)	-	-	-	(316,605)	-	-	-	-	-	-	-	-
Liabilities classified as held for sale	5,500	(5,500)	(5,500)	-	-	-	-	-	-	-	-	-	-	-

Derivative financial
Liabilities
Option contracts	3,235	(3,235)	(3,235)	-	-	-	-	-	-	-	-	-	-	-

TOTAL	2,055,090	(2,383,539)	(1,000,526)	(560,180)	(114,244)	(598,013)	(110,576)	1,538,285	(1,625,970)	(1,394,651)	(40,620)	(11,065)	(179,634)	-

Current cash debt coverage ratio as at 30 September 2008 and 31 December 2007 is as follows:

	30 September	31 December
	2008	2007

Cash and cash equivalents	3,156,807	3,095,300
Current liabilities	2,095,842	2,237,820
Current cash debt coverage ratio	151%	138%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2007
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	68,871	770	-
Other non-current assets	5	2,136	-
Other investments, including derivatives	27,920	203	-
Due from related parties-current	6,681	97	-
Trade receivables and accrued income	31,710	2,839	10
Other current assets	4,595	949	3
Cash and cash equivalents	1,806,527	88,416	5,901
	1,946,309	95,410	5,914
Foreign currency denominated liabilities
Loans and borrowings-non current	(140,226)	-	-
Loans and borrowings-current	(469,500)	(96,000)	-
Trade and other payables	(74,706)	(43,799)	(198,919)
Due to related parties	(546)	(700)	-
	(684,978)	(140,499)	(198,919)
Net exposure	1,261,331	(45,089)	(193,005)

	30 September 2008
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	51,968	-	-
Other investments, including derivatives	407	206	-
Due from related parties-current	24,127	13	-
Trade receivables and accrued income	83,479	9,244	10
Other current assets	1,514	668	2
Cash and cash equivalents	827,200	362,913	3,337
	988,695	373,044	3,349
Foreign currency denominated liabilities
Loans and borrowings-non current	(145,698)	-	-
Other non-current liabilities	(194,107)	-	-
Loans and borrowings-current	(467,500)	(8,000)	-
Trade and other payables	(67,333)	(100,982)	(1,230)
Due to related parties	(3,452)	(5,049)	-
	(878,090)	(114,031)	(1,230)
Gross balance sheet exposure	110,605	259,013	2,119
Option contracts-inflow	150,000	-	-
Option contracts-outflow	(150,000)	-	-
Net exposure	110,605	259,013	2,119

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	30 September 2008	31 December 2007	30 September 2008	31 December 2007

USD	1.2102	1.3031	1.2316	1.1647
EUR	1.8497	1.7827	1.7978	1.7102
SEK	0.1953	0.1918	0.1847	0.1798

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, both short-term and long-term purchase contracts. The analysis excludes net foreign currency investments. Changes in the fair values of forward contracts and currency options are also included in the sensitivity analysis if any; however, offsetting changes in the valuation of the underlying transaction are not included.

10% strengthening of the New Turkish Lira against the following currencies as at 30 September 2008 and 31 December 2007 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 September 2008	31 December 2007

USD	(11,060)	(126,133)
EUR	(37,809)	6,621
SEK	(32)	2,980

10% weakening of the New Turkish Lira against the following currencies as at 30 September 2008 and 31 December 2007 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 September 2008	31 December 2007

USD	11,060	126,133
EUR	37,809	(6,621)
SEK	32	(2,980)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Financial instruments (continued)

Sensitivity Analysis (continued)

Interest rate risk

Effective interest rates and repricing analysis:

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their average effective interest rates as at 30 September 2008 and 31 December 2007 in which they mature or, if earlier, reprice.

		30 September 2008		31 December 2007
		Effective	Carrying	Effective	Carrying
		Interest		interest
	Note	Rate	amount	rate	amount
Fixed rate instruments
Time deposits	21
USD		4.2%	846,489	5.7%	1,788,951
EUR		5.7%	549,045	5.8%	132,758
TRY		21.9%	1,451,508	19.5%	985,766
Other		5.2%	500	-	880
Restricted cash	20	-	-	4.3%	125,304
Available-for-sale securities	16
Gov. bonds, treasury bills
TRY		19.3%	54,280	-	-
Finance lease obligations	25	-	-	8.3%	(69)
Assets classified as held for sale	7
TRY		21.8%	10,763	-	-
USD		4.7%	143	-	-

Variable rate instruments
Available-for-sale securities	16
Foreign inv. equity funds		-	-	*	26,480
Gov. bonds, treasury bills
USD		6.6%	407	6.5%	1,440
EUR		5.1%	300	4.7%	298
Secured bank loans	25
EUR floating rate loans		-	-	4.4%	(125,388)
Unsecured bank loans	25
USD floating rate loans		5.7%	(705,977)	6.7%	(610,474)
EUR floating rate loans		5.4%	(11,766)	5.3%	(23,571)
BYR floating rate loans		7.9%	(20,563)	-	-
Other		-	(22)	-	(457)

*	Effective interest rate is not calculated for foreign investment equity funds since they have no coupon payments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Financial instruments (continued)

Sensitivity Analysis (continued)

Interest rate risk (continued)

Fair value sensitivity analysis for fixed rate instruments:

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

A change of 1% in interest rates would have increased/(decreased) equity by $888.

Cash flow sensitivity analysis for variable rate instruments:

A change of 1% in interest rates as at 30 September 2008 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 30 September 2008 and 31 December 2007.

	Profit or loss		Equity
	1% increase	1% decrease	1% increase	1% decrease
30 September 2008
Variable rate instruments	(5,434)	5,434	17	(17)
Cash flow sensitivity (net)	(5,434)	5,434	17	(17)

31 December 2007
Variable rate instruments	(4,898)	4,898	32	(32)
Cash flow sensitivity (net)	(4,898)	4,898	32	(32)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Financial instruments (continued)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the balance sheet are as follows:

		30 September 2008		31 December 2007
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Financial assets
Due from related parties-non current	34	52,104	52,104	68,871	68,871
Other non-current assets*	17	11,195	11,195	7,671	7,671
Available-for-sale securities	16	54,987	54,987	28,218	28,218
Option contracts	16	3,018	3,018	-	-
Due from related parties-current	34	76,511	76,511	52,482	52,482
Trade receivables and accrued income	19	732,998	732,998	558,563	558,563
Other current assets*	20	31,026	31,026	169,378	169,378
Cash and cash equivalents	21	3,156,807	3,156,807	3,095,300	3,095,300
Assets classified as held for sale	7	13,080	13,080	-	-

Financial liabilities
Loans and borrowings–non current	25	(151,003)	(151,003)	(140,404)	(140,404)
Consideration payable in relation to acquisition of BeST	24	(240,384)	(240,384)	-	-
Financial liability in relation to put option	24	(131,349)	(131,349)	-	-
Option contracts	29	(3,235)	(3,235)	-	-
Bank overdrafts	21	(82,565)	(82,565)	(2,125)	(2,125)
Loans and borrowings–current	25	(587,325)	(587,325)	(619,555)	(619,555)
Trade and other payables	29	(842,715)	(842,715)	(758,223)	(758,223)
Due to related parties	34	(11,014)	(11,014)	(17,978)	(17,978)
Liabilities classified as held for sale	7	(5,500)	(5,500)	-	-
		2,076,636	2,076,636	2,442,198	2,442,198
Unrecognized gain			-		-

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The methods used in determining the fair values of financial instruments are discussed in note 4.

31.	Operating leases

The Company entered into various operating lease agreements. For the nine and three months ended 30 September 2008 and 2007, total rent expenses for operating leases are $206,207, $141,607, $80,237 and $50,494, respectively.

32.	Guarantees and purchase obligations

As at 30 September 2008, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $417,617 (31 December 2007: $139,540).

As at 30 September 2008, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 314,494 (equivalent to $255,354 as at 30 September 2008) (31 December 2007: TRY 243,267 equivalent to $208,867 as at 31 December 2007).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the Telecommunications Authority, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company's GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company's rights thereunder, or could otherwise adversely affect the Company's regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License's effective date.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: Telecommunications Authority sets the initial maximum tariffs in TRY and USD. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the Telecommunications Authority, Suspension and Termination:

The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Rights of the Telecommunications Authority, Suspension and Termination: (continued)

The Telecommunications Authority may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the Telecommunications Authority may operate the Company’s GSM network.

The Company is entitled to any revenues collected during such period and the Licensee's term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay’s approval on 10 March 2006.

BeST:

BeST owns a licence issued on 18 March 2005 for a period of 10 years and is valid till 18 March 2015. Based on the SPA dated 29 July 2008 between the State Committee on Property of the Republic of Belarus (“the seller”), Beltel and the Company, the seller granted an extention on the licence to render standard GSM services until 26 August 2018. Besides, the licence shall be extended for an additional ten years and the seller shall provide relevant official documents for such evidency authorization until 31 December 2009.

Under its licence, BeST has several coverage requirements to increase its geographical coverage gradually starting from the date of the licence until 2017. However, BeST’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, one is for DCS–1800. As at 30 September 2008, Astelit owns eighteen GSM–900, DCS 1800, D-AMPS and Radiorelay frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns four licenses for local fixed line phone connection with wireless access using D-AMPS standard.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 10 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Rights of the Telecommunications Authority, Suspension and Termination: (continued)

Tellcom:

Tellcom acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Infrastructure License and Internet Service Provider License. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu (“GSGM”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, that expired on 1 March 2008.

On 27 February 2008, the Turkish parliament passed a new law (No. 5738) that allowed Spor Toto to sign a new Fixed Odds Betting Contract with Inteltek, at the same terms and conditions with the latest contracts signed with Spor Toto (contract signed as per Provisional Article 1 of Law No. 5583) which would be valid for up to one year, until operations start under the new tender, which Spor Toto is allowed to hold in accordance with the same law. As per Provisional Article 1 of law No. 5738, Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract but to be valid for one year utmost until the operation started as a result of the new tender.

On 28 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek, gave the best offer with 1.4% for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate will be applicable starting from March 2009.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Rights of the Telecommunications Authority, Suspension and Termination: (continued)

Kibris Telekom (continued):

Under the Mobile Communication License Agreement, Kibris Telekom will also pay the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMBH (“Milleni.com”) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”). The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the Telecommunications Authority on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the Telecommunications Authority may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), were obliged to renew their interconnection agreements within two months following the issuance of the Regulation. As a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. The interconnection agreement with Avea (formerly TT&TIM) was last renewed on 20 January 2006. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Tellcom and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company’s switch and the Company may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations.

In addition, Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Telecommunications Authority has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Interconnection Agreements (continued)

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage, interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

On 16 January 2007, Telecommunications Authority published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TRY 0.140/minute (equivalent to full $0.114/minute as at 30 September 2008) between 1 January 2007 and 28 February 2007. From 1 March 2007, the fee is full TRY 0.136/minute (equivalent to full $0.110/minute as at 30 September 2008). These “Standard Interconnection Reference Tariffs” were not necessarily directly applicable to the Company’s interconnection agreements unless explicitly stated by the Telecommunications Authority at the end of the settlement procedure. However, full TRY 0.136/minute (equivalent to full $0.110/minute as at 30 September 2008) has been started to be applied between Turk Telekom and the Company starting from 1 March 2007.

On 1 April 2008, Telecommunications Authority published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TRY 0.091/minute (equivalent to full $0.074/minute as at 30 September 2008) effective from 1 April 2008. These “Standard Interconnection Reference Tariffs” are not necessarily directly applicable to the Company’s current or future interconnection agreements unless explicitly stated by the Telecommunications Authority at the end of the settlement procedure. The Company has recognized interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,023 (equivalent to $2,454 as at 30 September 2008) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $24,414 as at 30 September 2008).

The Company did not agree with Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As at 30 September 2008, the Company recorded a provision of TRY 13,296 (equivalent to $10,796 as at 30 September 2008) because its management and legal counsel believe that this is the most likely outcome.

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Telecommunications Authority have been subject to several lawsuits. On 26 November 2001, the Company initiated an arbitration suit in International Chamber of Commerce (“ICC”) against Turkish Ministry and Telecommunications Authority. On 25 November 2003, ICC rendered a decision stating that the case is not under its jurisdiction. The Company initiated a lawsuit for the annulment of this decision. The First Instance Court rejected the case and the Company appealed against said decision. The Supreme Court annulled the decision of the First Instance Court in favor of the Company. On 13 September 2006, local court decided to execute the Supreme Court’s decision. On 22 May 2007, the Court rejected the case. The Company appealed the decision.

In a letter dated 14 March 2002, the Telecommunications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless, the Telecommunications Authority declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Telecommunications Authority. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

The Telecommunications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $17,718 as at 30 September 2008). On 7 April 2004, the Company made the related payment. On 3 January 2005, with respect to the Danistay’s injunction, Telecommunications Authority paid back nominal amount of TRY 21,822 (equivalent to $17,718 as at 30 September 2008). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 30 September 2008.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. On 23 July 2007, the Court sent the file to expert examination. Expert report has been sent to the Court. Court expert report is in favor of the Company. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 30 September 2008

Investigation of the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined by nominal amount of approximately TRY 6,973 (equivalent to $5,662 as at 30 September 2008) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay rejected the injunction request of the Company. The Company has objected to this rejection decision. Danistay rejected the Company’s objection request. The Company appealed the decision.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $5,662 as at 30 September 2008) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order. The Court rejected the Company’s injunction request. The Company ceased to accrue for TRY 6,973 (equivalent to $5,662 as at 30 September 2008) on its consolidated interim financial statements as at and for the nine months ended 30 September 2008 due to the aforesaid payment on 25 September 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Telecommunications Authority on International Voice Traffic

In May 2003, the Company was informed that the Telecommunications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Telecommunications Authority fined the Company by nominal amount of approximately TRY 31,731 (equivalent to $25,764 as at 30 September 2008). On 9 April 2004, the Company made the related payment. With respect to the Danistay’s injunction on 5 November 2004, Telecommunications Authority paid back the nominal amount. Telecommunications Authority appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of Telecommunications Authority. On 26 December 2006, Danistay decided to accept the Company’s claim and annul the decision of and the penalty given by the Telecommunications Authority. Telecommunications Authority appealed the decision. Appeal process is pending.

On 2 March 2005, Turk Telekom notified the Company that it has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,149 (equivalent to $177,938 as at 30 September 2008) of principal and nominal amount of TRY 178,364 (equivalent to $144,823 as at 30 September 2008) of interest, which make a sum of nominal amount of TRY 397,513 (equivalent to $322,761 as at 30 September 2008) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $366,134 as at 30 September 2008) of which TRY 219,149 (equivalent to $177,938 as at 30 September 2008) is principal and TRY 231,782 (equivalent to $188,196 as at 30 September 2008) is interest charged until 30 June 2005. The Court sent the file to expert examination. According to the expertise report filed in October 2007, interconnection agreement between the Company and Milleni.com damaged Turk Telekom’s interest amounting to TRY 288,400 (equivalent to $234,167 as at 30 September 2008) or TRY 279,227 (equivalent to $226,719 as at 30 September 2008). The Company objected to the expertise report. On 6 November 2007, the Court ruled to obtain an additional expertise report. Additional expertise report has been sent to the parties and the report is same with the previous expertise report. The Company objected to the additional expertise report. The Company requested another expertise report. Management and legal counsel believe that the aforementioned request has no legal basis. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management and legal counsel opinion from an expert who is not designated by the Court. The case is still pending.

Based on its management and legal counsel’s opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the nine months ended 30 September 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, the Company calculated the special communication tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special communication tax declarations and requesting a special communication tax payment amounting to nominal amount of TRY 6,992 (equivalent to $5,677 as at 30 September 2008) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $8,018 as at 30 September 2008). Tax court accepted the Company’s request of cancellation of special communication tax declarations. Tax office appealed this decision. Danistay did not accept the Tax court decision. The Company applied for the correction of the decision. On 25 June 2007, Danistay rejected the correction of decision. On 28 September 2007, Local Court complied with Danistay’s decision and rejected the lawsuit for the principle tax amount and accepted the part of the case related to the tax penalty saying that the penalty was excessively applied than it was required. The Company appealed the decision.

On 3 December 2007, Tax Office delivered a notice to the Company requesting a special communication tax payment amounting to nominal amount of TRY 6,992 (equivalent to $5,677 as at 30 September 2008), a tax penalty of nominal amount of TRY 6,992 (equivalent to $5,677 as at 30 September 2008) and accrued interest of nominal amount of TRY 16,863 (equivalent to $13,692 as at 30 September 2008). The Company made the related payment with respect to special communication tax and tax penalty totaling to nominal amount of TRY 13,984 (equivalent to $11,354 as at 30 September 2008) on 28 December 2007. Besides, the Company filed a lawsuit on 28 December 2007 for the cancellation of accrued interest amounting to nominal amount of TRY 16,863 (equivalent to $13,692 as at 30 September 2008) with respect to Local Court decision dated 28 September 2007. The Court rejected the Company’s injunction request. The Company objected to the decision, however, objection request was not accepted.

The Company recorded provision for accrued interest amounting to TRY 16,863 (equivalent to $13,692 as at 30 September 2008) in its consolidated interim financial statements as at and for the nine months ended 30 September 2008.

The Company filed a lawsuit on 28 January 2008 for the cancellation of Tax Office decision with respect to the Company’s aforementioned payment not to be deemed as special communication tax and tax penalty. The Court rejected the Company’s cancellation request. The Company objected to the decision. The case is still pending.

The Company filed a lawsuit on 12 February 2008 against the Tax Office for the cancellation of the payment orders issued by the Tax Office for the above mentioned tax payments and requested preliminary injunction. The Court rejected the Company’s cancellation request. The Company objected to the decision. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales (continued)

The Law on the Settlement Procedure and Collection of Certain Public Receivables numbered 5736 was put into force on 27 February 2008 following its approval by the Grand National Assembly General Committee. The law provides a new settlement opportunity and easy payment conditions for the tax debts of taxpayers. It has been stipulated that tax receivables assessed additionally, arbitrarily or by the administration, yet whose period allowed for settlement or initiating litigation has not ended as of the effective date of the Code, or for which settlement has been requested, and the settlement meeting has not been held yet or has been held but the period allowed for accepting the final offer has not ended, and receivables that have been subject to a litigation and not yet final; shall be subject to a new settlement and the settled amount shall be divided into installments under convenient conditions. On 26 March 2008, the Company submitted a written application to the Tax Offices for the dispute on special communication taxation regarding prepaid card sales.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

The tender on fixed odds betting tender related to establishment and operation of risk management center head agency held by GSGM and the Fixed Odds Betting Contract dated 2 October 2003 signed as a result of the said tender between GSGM and Inteltek were challenged by Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) and Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) with the claim of suspension of execution and annulment.

For the lawsuit initiated by Gtech, Council of State decided for the suspension of the tender. Following this decision, the Fixed Odds Betting Contract dated 2 October 2003 between GSGM and Inteltek was terminated by GSGM based on the said decision of Council of State and the Code numbered 5583 came into effect which allowed Spor Toto to hold a new tender and sign a new contract which would be valid until 1 March 2008. On 15 March 2007, GSGM held a new tender, at which Inteltek became the preferred bidder and reacquired the right to operate until 1 March 2008. On the other hand, Inteltek initiated two lawsuits against GSGM on the ground that the termination of the Fixed Odds Betting Contract dated 2 October 2003 was unjustified and to determine that the aforementioned contract is valid under law and is in force. The court decided to reject Inteltek’s claim on 10 July 2007. Inteltek appealed the court’s decision. Inteltek’s appeal was rejected by the Court on 5 February 2008 and Inteltek applied for correction of decision. Supreme Court rejected the appeal. Inteltek appealed the decision. The appeal process is still pending.

On 27 February 2008, the Turkish parliament passed a new law that allowed Spor Toto to sign a new Fixed Odds Betting Contract with Inteltek, having the same terms and conditions with the latest contracts signed with Spor Toto and to be valid for up to one year, until operations start under the new tender which Spor Toto is allowed to hold in accordance with the same law. Inteltek signed a new Fixed Odds Betting contract with Spor Toto, which took effect on 1 March 2008.

On 28 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek, gave the best offer with 1.4% for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate will be applicable starting from March 2009.

Based on its management and legal counsel’s opinion, the Company has not recorded any accruals with respect to these matters in its consolidated interim financial statements as at and for the nine months ended 30 September 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto I

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,673 as at 30 September 2008) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto on behalf of GSGM. In this lawsuit, Spor Toto has requested from the Court to determine that Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TRY 1,527 (equivalent to $1,240 as at 30 September 2008) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GSGM and Inteltek is not responsible for the uncollected amount of TRY 1,527 (equivalent to $1,240 as at 30 September 2008) and also rejected the demand of GSGM that reconciliation period should be six-month independent periods. GSGM appealed the Court’s decision. Supreme Court rejected the appeal request of GSGM. Following the Supreme Court’s decision, GSGM applied for the correction of the decision. GSGM’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued amount of TRY 3,292 (equivalent to $2,673 as at 30 September 2008) and its overdue interest accrual amount of total TRY 1,894 (equivalent to $1,538 as at 30 September 2008). Furthermore, Inteltek reclaimed TRY 2,344 (equivalent to $1,903 as at 30 September 2008) principal and TRY 977 (equivalent to $793 as at 30 September 2008) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit at 21 February 2008 to collect this amount. The case is still pending. The Company has not recorded any income accruals with respect to latter lawsuit in its consolidated interim financial statements as at and for the nine months ended 30 September 2008.

Dispute with Spor Toto II

On 29 January 2007, Spor Toto sent a letter to Inteltek claiming that duplicate payments have been made to Inteltek under the two separate agreements that Inteltek operates under and it would keep these duplicate payments in an escrow account until settlement of this issue. Following this letter, on 27 February 2007, Inteltek initiated a lawsuit against Spor Toto stating that all payments made with respect to the contracts between Inteltek and Spor Toto are valid under law. Supreme Court’s investigation report has resulted in favor of Inteltek and whereon as at 30 September 2008 Spor Toto released the deducted amount of TRY 2,494 (equivalent to $2,025 as at 30 September 2008) for the period between 26 December 2006 and 26 March 2007. Therefore, on 29 April 2008 the Court decided that there is no need to render a verdict on this case.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,109 (equivalent to $21,199 as at 30 September 2008) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed this decision. On 11 December 2007, Supreme Court approved the local court decision. Telsim applied for the correction of the decision. Supreme Court rejected Telsim’s request and decision has been finalized.

There has been a disagreement between the Company and Avea with respect to interconnection rates applied between March 2005 and July 2006. Avea raised an objection on the invoices the Company had issued during the said period claiming that the Company had not applied the reference interconnection rates determined by the Telecommunications Authority, and had charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority. Between March 2005 and July 2006, Avea issued return invoices amounting to TRY 78,030 (equivalent to $63,357 as at 30 September 2008) which represents the amount exceeding the ceiling rates approved by Telecommunications Authority and the Company booked such invoices as a reduction of revenue. The Company management and legal counsel believe that the Interconnection Agreement signed between the Company and Avea on 9 March 2001 should be binding with respect to tarifing instead of the reference interconnection rates determined by the Telecommunications Authority. A similar case with Telsim, at which Telsim was claiming that the Company should have applied the reference interconnection rates determined by the Telecommunications Authority was rejected on 6 April 2007 and approved by Supreme Court on 11 December 2007. Therefore, in November 2007, the Company issued return invoices including taxes amounting to TRY 78,030 (equivalent to $63,357 as at 30 September 2008) and recognized revenue amounting to TRY 54,566 (equivalent to $44,305 as at 30 September 2008) in its consolidated financial statements for the year ended 31 December 2007.

Dispute with Iranian Ministry in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006. The Company has initiated an arbitration process against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Telecommunications Authority with respect to temporary set call termination fees

The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005.

On 7 October 2005, the Company filed a lawsuit against Telecommunications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the Court rejected the Company’s preliminary injunction request. The Company has appealed this decision. The appeal request has been rejected. On 4 July 2007, the Court decided that the lawsuit is not under its jurisdiction. Danistay rejected injunction request of the Company and the Company objected to the decision. Besides, on 1 June 2006, Telecommunications Authority issued reference call termination fees for the Company and Turk Telekom. In addition, on 26 July 2006, Telecommunications Authority issued final call termination fees for the Company and Turk Telekom.

On 10 July 2006 and 14 August 2006, the Company filed two lawsuits before Ankara Administrative Court for the injunction and cancellation of reference call termination fees together with the final termination fees set as full TRY 0.140/minute (equivalent to full $0.114/minute as at 30 September 2008) for calls terminating on Turk Telekom and the Company’s network through the decisions of Telecommunications Authority dated 1 June 2006 and 26 July 2006. On 9 October 2006, the Administrative Court rejected injunction request of the Company dated 10 July 2006. The Company objected to this decision. On 22 November 2006, Administrative Court has rejected the objection request. The Court decided that the lawsuit is not under its jurisdiction and transferred the file to Danistay. On 21 September 2007, Danistay rejected the injunction request of the Company dated 14 August 2006. The Company objected to the decision.

On 12 September 2007, the Company filed another lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Turk Telekom which have been set as TRY 0.140/minute (equivalent to full $0.114/minute as at 30 September 2008) between 1 January 2007 and 28 February 2007 and full TRY 0.136/minute (equivalent to full $0.110/minute as at 30 September 2008) starting from 1 March 2007. The Court rejected the injunction request of the Company. The Company objected to the decision and the objection was rejected by the Court.

On 22 October 2008, the Company filed another lawsuit against the part of Telecommunications Authority’s “Standard Interconnection Reference Tariffs” that determines reference fee for the Company is TRY 0.091/minute (equivalent to full $0.074/minute as at 30 September 2008) for Turk Telekom, Vodafone and Avea, together with and the decision declared on 26 August 2008 that Interconnection fee between Company and Vodafone is determined TRY 0.091/minute (equivalent to full $0.074/minute as at 30 September 2008). The case is still pending.

On 27 October 2008, the Company filed another lawsuit against the part of Telecommunications Authority’s “Standard Interconnection Reference Tariffs” that determines reference fee for the Company is TRY 0.091/minute (equivalent to full $0.074/minute as at 30 September 2008) for Turk Telekom, Vodafone and Avea, together with and the decision declared on 26 August 2008 that Interconnection fee between Company and Avea is determined TRY 0.091/minute (equivalent to full $0.074/minute as at 30 September 2008). The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Telecommunications Authority with respect to temporary set call termination fees (continued)

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on 1 June 2006 by Telecommunications Authority. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On 14 August 2006, the Company filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.140/minute (equivalent to full $0.114/minute as at 30 September 2008) for calls terminating on the Company’s network. On 19 December 2006, Ankara Administrative Court dismissed the case, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 21 September 2007, the Court rejected the injunction request of the Company. The Company objected to this decision. On 26 September 2007, the Company filed a lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.136/minute (equivalent to full $0.110/minute as at 30 September 2008) for calls terminating on the Company’s network. The court rejected the Company’s injunction request and the Company objected to this decision. The case is still pending.

Additionally, on 23 August 2006, the Company also filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between 1 March-24 May 2006) which have been set as full TRY 0.140/minute (equivalent to full $0.114/minute as at 30 September 2008) for calls terminating and full TRY 0.0297/unit (equivalent to full $0.0241/unit as at 30 September 2008) for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on 29 August 2006, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 1 May 2007, the Court rejected the injunction request of the Company. The Company objected to this decision. The Court rejected this objection of the Company. The case is still pending.

Dispute with the Turk Telekom with respect to call termination fees

As mentioned above, Telecommunications Authority has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $9,719 as at 30 September 2008) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The file is under expert examination. The case is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Telecommunications Authority for the period between November 2005 and October 2006 amounting to nominal amount of TRY 23,726 (equivalent to $19,264 as at 30 September 2008) including principal, interest and penalty on late payment. The file is under expert examination. The case is still pending. The Court decided to consolidate this lawsuit and the lawsuit explained in the foregoing paragraph.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Turk Telekom with respect to call termination fees (continued)

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Telecommunications Authority for the period between November 2006 and 1 March 2007 amounting to nominal amount of TRY 6,836 (equivalent to $5,551 as at 30 September 2008) including principal, interest and penalty on late payment. The case is still pending.

Dispute with Avea on SMS interconnection termination fees

On 28 February 2006, Avea has initiated a lawsuit against the Company claiming that although there is an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $9,967 as at 30 September 2008) for the period between February 2005 and December 2005 with its accrued interest till payment. On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea, and the Company should pay Avea’s losses amounting to nominal amount of TRY 12,275 (equivalent to $9,967 as at 30 September 2008) for the period between February 2005 and December 2005 with its accrued interest till payment. The Company appealed the decision. Supreme Court rejected the Company’s request and the Company applied for the correction of the decision.

The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006 in order not to be under legal action for collection and additional interest charge.

On 22 December 2006, Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 6,480 (equivalent to $5,261 as at 30 September 2008) for the period between January 2006 and August 2006 with its accrued interest till payment. The case is still pending.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to August 2006 for Avea’s losses in the Company’s consolidated financial statements as at and for the year ended 31 December 2006. Moreover, neither SMS interconnection revenue nor SMS interconnection expense has been recognized till 23 March 2007. Also, interest has been accrued till 30 September 2008 amounting to nominal amount of TRY 3,726 (equivalent to $3,025 as at 30 September 2008) for Avea’s losses for the period between January 2006 and August 2006.

The Company has also applied to the Telecommunications Authority to set SMS interconnection prices between the Company and Avea. On 7 March 2007, the Telecommunications Authority determined the SMS termination fees between the Company and Avea effective from 23 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on value added taxation with respect to roaming services

Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 19,791 (equivalent to $16,069 as at 30 September 2008) for VAT and penalty fee. Moreover, Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years 2001 and 2002 amounting to nominal amount of TRY 15,972 (equivalent to $12,968 as at 30 September 2008) and TRY 23,863 (equivalent to $19,376 as at 30 September 2008) for VAT and penalty fee, respectively.

Management decided not to pay such amounts and initiated judicial processes on 6 April 2006 for VAT and penalty fee for the year 2000 and on 13 July 2006 for VAT and penalty fees for the years 2001 and 2002. On 28 June 2007, the Court rejected the case. The Company appealed this decision. Danistay accepted the Company’s injunction request on 17 January 2008. Appeal process is still pending.

On the same subject, Tax Office issued the Company tax assessment notes; and the Company initiated lawsuits for cancellation of such notes. On 22 November 2007, the Court rejected such lawsuits and the Company appealed these decisions. Danistay rejected the Company’s injunction request. Appeal process is still pending.

On 4 October 2007, the Company initiated a lawsuit requesting injunction and cancellation of payment requests for aforementioned VAT tax and tax penalty amounts. The injunction request of the Company has been rejected. The Company objected to the decision. Administrative Court rejected the Company’s objection. On 2 April 2008, the Court accepted the injunction request of cancellation of payment notices. Appeal request of the Tax office to the above mentioned decision was rejected by the Istanbul Administrative Court. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the nine months ended 30 September 2008.

The Law on the Settlement Procedure and Collection of Certain Public Receivables numbered 5736 was put into force on 27 February 2008 following its approval by the Grand National Assembly General Committee. The law provides a new settlement opportunity and easy payment conditions for the tax debts of taxpayers. It has been stipulated that tax receivables assessed additionally, arbitrarily or by the administration, yet whose period allowed for settlement or initiating litigation has not ended as of the effective date of the Code, or for which settlement has been requested, and the settlement meeting has not been held yet or has been held but the period allowed for accepting the final offer has not ended, and receivables that have been subject to a litigation and not yet final; shall be subject to a new settlement and the settled amount shall be divided into installments under convenient conditions. On 26 March 2008, the Company submitted a written application to the Tax Offices for the dispute on value added taxation with respect to roaming services.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on ongoing license fee based on the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for ongoing license fee stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, following the license agreement amended pursuant to the Law, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized starting from 21 July 2005 until 10 March 2006 and the amount which will accrue in compliance with the Law totalling TRY 111,316 (equivalent to $90,383 as at 30 September 2008) including interest of TRY 8,667 (equivalent to $7,037 as at 30 September 2008). On 9 May 2007, the Court decided that the case is not under its jurisdiction and the Company appealed for this decision. The file was sent to Supreme Court due to our appeal request. On 13 March 2008, Supreme Court decided in line with the Local Court decision and the Company applied for the correction of the decision. Appeal request is rejected.

Also, on 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TRY 102,649 (equivalent to $83,346 as at 30 September 2008) and interest amounting to TRY 68,276 (equivalent to $55,437 as at 30 September 2008) till to the date the case is filed. Administrative Court rejected the case. The Company appealed the decision.

The above-mentioned enacted law dated 3 July 2005 also assigned Telecommunications Authority for the revision of license agreement according to new regulation. However, Telecommunications Authority did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has also initiated a lawsuit against the Telecommunications Authority before Administrative Court for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TRY 102,649 (equivalent to $83,346 as at 30 September 2008). On 22 March 2007, the Court decided that the case is not under its jurisdiction. On 12 March 2008, the Company decided to withdraw from its appeal against the Telecommunications Authority regarding principal amounting to TRY 102,649 (equivalent to $83,346 as at 30 September 2008). On 21 March 2008, the Court decided to dismiss the case as a result of the Company’s withdrawal.

Dispute on Telecommunications Authority fee payment based on the amended license agreement

Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once in a year as Telecommunications Authority Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement.

However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision. The Court rejected the Company’s objection request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Telecommunications Authority fee payment based on the amended license agreement (continued)

On 21 June 2006, Telecommunications Authority notified the Company that the Telecommunications Authority Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, Telecommunications Authority requested the Company to pay additional TRY 4,011 (equivalent to $3,257 as at 30 September 2008). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of Telecommunications Authority. On 30 May 2007, the Court rejected the Company’s injunction request. The Company objected to the decision. Ankara Regional Administrative Court rejected the objection request of the Company.

On 2 October 2007, the Company filed a lawsuit claiming that Telecommunications Authority fee for the year 2006 which had been already paid in April 2007 should have been calculated according to the previous license agreement which was valid between 1 January 2006 and 9 March 2006. The Court rejected the Company’s injunction request. The Company objected to the decision. Administrative Court rejected the Company’s objection request.

Dispute on receivables from Avea regarding call termination fees

Based on the 21st article of the Access and Interconnection Regulation, the operators may retrospectively apply the final call termination fees determined by Telecommunications Authority under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TRY 32,334 (equivalent to $26,254 as at 30 September 2008) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by Telecommunications Authority on June 2006. On 20 February 2007, the court has dismissed the case. The Company appealed the said decision.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera Hoding BV filed a lawsuit with an injunction request for the purpose of determination of the invalidity of the Company’s General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested nominal amount of TRY 8,136 (equivalent to $6,606 as at 30 September 2008) including interest. The case is still pending.

Dispute on Turk Telekom Interconnect Costs

On 26 April 2007, Turk Telekom initiated a lawsuit against the Company claiming that interconnect costs declared by the Telecommunications Authority for the determination of Standard Reference Interconnection Tariffs do not reflect the actual costs. On 19 December 2007, the Court rejected the case. Turk Telekom appealed the decision. Appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. In March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB. The court rejected the Company’s suspension of execution request. The Company objected to the decision. On 15 August 2007, Local Ankara Administrative Court accepted the Company’s objection request and suspend the said decision of CMB. However, on 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision. On 9 April 2008, Danistay rejected the injunction request of the Company. The appeal process is still pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the Telecommunications Authority claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the Telecommunications Authority on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. The Court rejected the Company’s injunction request and the Company objected to the decision. The Court rejected the Company’s objection request. Avea and Vodafone requested to participate in the case as interveners and the Court accepted this request. The case is still pending.

Inquiry of Telecommunications Authority on Campaigns

According to the decision of Telecommunications Authority dated 15 March 2007, a pre-inquiry has been decided to start regarding the campaigns in which free minutes or counters are given to the new subscribers in the introduction sets in order to determine their conformity with telecommunications legislation. Telecommunications Authority decided to make an investigation on this issue. Investigation report has been notified to the Company and legal arguments of the Company have been requested. The Company submitted its legal arguments to the Telecommunications Authority on 20 October 2007.

On 21 May 2008, Telecommunications Authority decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TRY 32,088 (equivalent to $26,054 as at 30 September 2008). The Company has benefited from the early payment option and deserved a 25% discount and paid TRY 24,066 (equivalent to $19,540 as at 30 September 2008) on 1 August 2008. On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the Telecommunications Authority’s decision. The Court rejected the Company’s injunction request. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TRY 15,149 (equivalent to $12,300 as at 30 September 2008) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Danistay accepted the injunction request of the Company. SDIF objected to injunction decision of Danistay. The case is still pending. SDIF issued payment orders for the above mentioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. The Court accepted the injunction request of the Company. SDIF objected the decision. On 6 February 2008, the Court accepted the Company’s suspension of execution request. SDIF objected to this decision and such objection request was also rejected by the Court. The case is still pending.

Based on its management and legal counsel’s opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the nine months ended 30 September 2008.

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts given to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 2007, the Company started to deduct discounts given to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TRY 51,254 (equivalent to $41,616 as at 30 September 2008). In a letter dated 23 February 2007, the Company requested ongoing license fee amounting to TRY 46,129 (equivalent to $37,455 as at 30 September 2008) and interest accrued amounting to TRY 5,020 (equivalent to $4,076 as at 30 September 2008) from Turkish Treasury and universal service fund amounting to TRY 5,125 (equivalent to $4,161 as at 30 September 2008) and interest accrued amounting to TRY 558 (equivalent to $453 as at 30 September 2008) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from existing ongoing monthly payments. As at 31 December 2007, the Company deducted TRY 51,254 (equivalent to $41,616 as at 30 September 2008) from existing monthly ongoing license fee and universal service fund payments.

Turkish Treasury send a letter to the Company dated 17 July 2007 and rejected deducting ongoing licensee fees that relates to 2006 from current year payments. Accordingly, TRY 2,960 (equivalent to $2,403 as at 30 September 2008) that is deducted from ongoing license fee payment for May 2007 has been requested from the Company. The Company has not made the related payment and continued to deduct ongoing license fee and universal service fee amount related to discounts given to distributors for the year 2006.

Besides, the Company filed two lawsuits on ICC in order to determine that the Company is not obliged to pay ongoing license fee and Telecommunications Authority Fee in accordance with the 8th and 9th Articles of the License, respectively, on discounts given to distributors.

Management and legal counsel believe that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Telecommunications Authority on Tariffs

Between October 2007 and February 2008, Telecommunications Authority made announcements about its decision to control retail pricing for mobile operators, setting a lower ceiling for off-net calling prices for all operators and asking the Company to set its on-net prices to be not lower than its lowest interconnect rate. The Company filed lawsuits before Danistay requesting an injunction and annulment of the aforementioned decision on the ground that said decision is violating Telecommunications Law, Competition Law and License Agreement between the Company and Telecommunications Authority. On 26 May 2008, Danistay accepted the injunction request of the Company with respect to set its on-net prices to be not lower than its lowest interconnect rate and rejected the injunction request of the Company about Telecommunications Authority’s decision to control retail pricing for mobile operators, setting a lower ceiling for off-net calling prices for all operators. Telecommunications Authority objected to the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Related parties

Transactions with key management personnel:

Key management personnel comprise of the Group’s directors and key management executive officers.

As at 30 September 2008 and 31 December 2007, none of the Group’s directors and executive officers has outstanding personnel loans from the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $5,493, $3,885, $1,804 and $1,478 for the nine and three months ended 30 September 2008 and 2007, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values. None of these balances is secured.

Other related party transactions:

Due from related parties – long term	30 September	31 December
	2008	2007
Digital Platform	46,733	64,220
Other	5,371	4,651
	52,104	68,871

Due from related parties – short term	30 September	31 December
	2008	2007
Digital Platform	16,710	6,960
Superonline	15,580	7,078
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	12,028	5,612
A-Tel	10,206	27,470
OJSC VimpelCom (“Vimpelcom”)	5,145	-
ADD Production Medya AS (“ADD”)	5,050	-
Kyivstar GSM JSC (“Kyivstar”)	2,065	-
Other	9,727	5,362
	76,511	52,482

Due to related parties – short term	30 September	31 December
	2008	2007
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,660	5,876
Estore Elektronik Tic. ve Sanal Mag. Hiz. AS (“Estore”)	2,478	2,389
Genel Sigorta AS (“Genel Sigorta”)	1,951	370
Betting Organization Operation and Promotion Company SA (“Betting SA”)	1,003	891
ADD	-	7,224
Other	1,922	1,228
	11,014	17,978

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Related parties (continued)

Other related party transactions (continued):

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $63,443 represents present value of future cash flows and services discounted using imputed interest rate. As at 30 September 2008, $46,733 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. Besides, the Company paid $4,425 to Digital Platform within the scope of the agreement during the nine months ended 30 September 2008.

Due from Superonline, a company whose majority shares are owned by Cukurova Group, mainly resulted from interconnection and call center services provided by the Group.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company and payables in relation to activation fees and subsidies for sales.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from simcard and scratch card sales to this company and payables in relation to activation fees and subsidies for sales.

Due from Vimpelcom, a company whose minority shares are owned by Alfa Group, resulted from roaming transactions.

Due from ADD, a company whose shares are owned by Cukurova Group, resulted from advances given for advertisement and sponsorship services rendered by this company.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services.

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Estore, a company whose majority shares are owned by Cukurova Group, resulted from handset purchases regarding campaigns.

Due to Genel Sigorta, a company whose majority shares are owned by Cukurova Group, resulted from the insurance services rendered by this company.

Due to Betting SA, whose majority shares are owned by one of the shareholders of Inteltek, resulted from the consultancy services received for the operations of Inteltek.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Related parties (continued)

Other related party transactions: (continued)

The Group’s exposure to currency and liquidity risk related to due from/ (due to) related parties is disclosed in note 30.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table.

Revenues from related parties	Nine months ended 30 September		Three moths ended 30 September
	2008	2007	2008	2007
Sales to KVK Teknoloji
Simcard and prepaid card sales	653,848	439,911	247,566	187,395
Sales to A-Tel
Simcard and prepaid card sales	108,449	91,521	35,425	40,224
Sales to Kyivstar
Telecommunications services	44,148	28,701	17,148	15,439
Sales to Digital Platform
Call center revenues and interest charges	15,429	11,926	5,046	4,516
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	10,266	9,280	3,753	3,482

Related party expenses	Nine months ended 30 September		Three months ended 30 September
	2008	2007	2008	2007
Charges from ADD
Advertisement and sponsorship services	123,801	111,802	38,058	34,792
Charges from KVK Teknoloji
Dealer activation fees and others	68,142	64,937	29,127	24,828
Charges from Kyivstar
Telecommunications services	43,840	24,360	17,293	9,478
Charges from A-Tel (*)
Dealer activation fees and others	38,233	31,943	15,151	12,582
Charges from Hobim
Invoicing and archieving services	15,750	12,611	5,209	4,291
Charges from Betting SA
Consultancy services	7,357	6,090	2,095	1,793
Charges from Millenicom
Telecommunications services	6,681	7,850	2,591	3,675

* Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the nine and three months ended 30 September 2008 and 2007 amounting to $38,233, $31,943, $15,151 and $12,582, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Related parties (continued)

Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company's shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company's prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005. On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company's subsidiary Global.

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Related parties (continued)

Transactions with related parties (continued)

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company's principal shareholders, Cukurova Group. The Company is operating a media purchasing agreement with ADD, which is revised on 1 September 2008 and is effective until 31 August 2009. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA on 11 March 2004 to get consultancy services including monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine and three months ended 30 September 2008

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

35.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 September 2008 and 31 December 2007 are as follows:

Subsidiaries
Country of	Ownership Interest
Name	incorporation	30 September	31 December
2008 (%)	2007 (%)

Turkish Republic of
Kibris Telekom	Northern Cyprus	100	100
Global	Turkey	100	100
Turktell Bilisim Servisleri AS (“Turktell”)	Turkey	100	100
Tellcom	Turkey	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	100	100
Eastasia	Netherlands	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	100	100
Financell	Netherlands	100	-
Rehberlik Hizmetleri AS	Turkey	100	-
Beltur BV	Netherlands	100	-
Surtur BV	Netherlands	100	-
Beltel	Turkey	100	-
Turkcell Gayrimenkul	Turkey	100	-
Corbuss Kurumsal Telekom Servis
Hizmetleri AS	Turkey	99	99
BeST	Belarus	80	-
Inteltek	Turkey	55	55
Bilyoner	Turkey	55	55
Euroasia	Netherlands	55	55
Astelit	Ukraine	55	55

36.	Subsequent events

The Company management decided to submit a bid for the tenders that will take place on 28 November 2008 with regard to licenses that are going to be granted by the Telecommunications Authority for providing IMT-2000/UMTS services and infrastructure.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 16, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor and International Media Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 16, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communications